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Final Prospectus
Filed Pursuant to Rule 424(b)(4)
Registration No. 333-93459

Prospectus

[LOGO]

1,000,000 Units

FOUNDERS FOOD & FIRKINS LTD.

Each Unit Consisting of One Share of Common Stock
and One Redeemable Class A Warrant

    This is an initial public offering of securities of Founders Food & Firkins Ltd. We are offering 1,000,000 units to the public in this offering. Each unit consists of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant becomes exercisable and may be transferred separately from the common stock commencing 425 days after the effectiveness of this offering. Each Class A Warrant entitles the holder to purchase, at any time until five years following the effectiveness of this offering, one share of common stock at an exercise price of $5.00 per share, subject to adjustment. We may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, on 20 days written notice, provided that the closing bid price of our common stock exceeds $6.25 per share, subject to adjustment, for any 45 consecutive trading days prior to such notice. No public market currently exists for our securities.

    We have applied to have our units listed on the Nasdaq SmallCap Market under the symbol "GCFBU." We will apply to have our common stock and Class A Warrants listed on the Nasdaq SmallCap Market, before the units become separable, under the symbols "GCFB" and "GCFBW."

    Investing in our securities involves a high degree of risk and substantial dilution. You should review Risk Factors beginning on page 7 and Dilution on page 15 for information that you should consider carefully before buying our securities.

	Per Unit	Total
Public offering price	$4.1250	$4,125,000
Underwriting discounts and commissions	$0.4125	$412,500
Proceeds to us	$3.7125	$3,712,500

    The underwriter has a 45-day option to purchase 150,000 additional units from us at the same price to cover over-allotments, if any. We have also agreed to pay the underwriter 3% of the total public offering price to cover its expenses.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO]

The date of this prospectus is June 6, 2000

[INSIDE FRONT COVER—PHOTOS OF FOOD AND BEVERAGE SELECTIONS AND EXTERIOR VIEW OF ST. CLOUD LOCATION]

    You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

    Granite City Food & Brewery™, Granite City™, Brother Benedict's Mai Bock™, Victory Lager™, Pride of Pilsen™, Northern Light™ and Duke of Wellington™ are our trademarks. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners. A "firkin" is an English unit of capacity equal to nine gallons. This measurement is one-quarter of a British barrel of beer.

PROSPECTUS SUMMARY

    This summary highlights some of the information found in greater detail elsewhere in our prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under Risk Factors and our financial information, before you decide to buy our securities.

Founders Food & Firkins Ltd.

    Founders Food & Firkins Ltd. operates the Granite City Food & Brewery™, a full-service, casual dining restaurant featuring an on-premise brewery. Our restaurant opened in St. Cloud, Minnesota, in June 1999.

    Our current expansion strategy focuses on developing restaurants in smaller metropolitan and regional markets, commonly referred to as second tier markets. Over the next 12 months, we plan to open two additional restaurants, one in Sioux Falls, South Dakota, and another in Fargo, North Dakota. These markets bear resemblance to St. Cloud in many demographic categories, but have larger populations and employment bases, greater numbers of hotel rooms, and higher household incomes, all important factors for restaurant development.

    Granite City's concept is to provide fresh, high-quality, made-to-order food and handcrafted beers. Granite City offers a broad menu of traditional and regional foods served in generous portions at reasonable prices, designed to offer customers an excellent value and pleasant dining experience.

    We were incorporated on June 26, 1997, as a Minnesota corporation. Our executive offices are located at 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416, and our telephone number is (612) 525-2070.

This offering

Securities offered	1,000,000 units, each unit consisting of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant becomes exercisable and may be transferred separately from the common stock commencing 425 days after the effectiveness of this offering. Each Class A Warrant entitles the holder to purchase, at any time until five years following the effectiveness of this offering, one share of common stock at an exercise price of $5.00 per share, subject to adjustment. We may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, on 20 days written notice, provided that the closing bid price of our common stock exceeds $6.25 per share, subject to adjustment, for any 45 consecutive trading days.
Common stock outstanding prior to the offering	1,969,500 shares
Common stock outstanding after the offering	3,782,000 shares
Offering price	$4.125 per unit
Use of proceeds	To fund development of two additional restaurants
Proposed Nasdaq SmallCap Market Symbol for Units:	"GCFBU." We will apply to have our common stock and Class A Warrants listed on the Nasdaq SmallCap Market, before the units become separable, under the symbols "GCFB" and "GCFBW."

    In addition to the 3,782,000 shares to be outstanding after the offering, we will have:

  •
  1,000,000 shares issuable by us upon the exercise of outstanding Class A Warrants at an exercise price of $5.00 per share
  •
  156,950 shares issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of approximately $1.07 per share
  •
  650,000 shares issuable by us upon the exercise of stock options granted, or available for issuance, under our stock option plans
  •
  100,000 units issuable by us upon the exercise of a warrant that we will issue to the underwriter of this offering at an exercise price of $4.95 per unit
  •
  150,000 additional units that may be purchased from us by the underwriter pursuant to an option to cover over-allotments in connection with this offering

    If all of the above-referenced options and warrants were issued and exercised, we would have 6,088,950 shares outstanding after this offering.

    Unless indicated otherwise, this prospectus (a) assumes that none of the above warrants or options is exercised, (b) reflects the exercise by our principal shareholder, Brewing Venture LLC, of warrants to purchase 1,000,000 shares of common stock upon the effectiveness of this offering and (c) reflects the cancellation of 187,500 shares of common stock tendered to us as payment in connection with the exercise of such warrant. If the over-allotment option is exercised by the underwriter, some of the information in this prospectus will be different, including information presented above and information under Use of Proceeds, Dilution and Capitalization. In presenting all such information, we are assuming that the underwriter's over-allotment option will not be exercised.

SUMMARY FINANCIAL DATA

	Year Ended December 31, 1998	Year Ended December 26, 1999	Three Months Ended March 28, 1999	Three Months Ended March 26, 2000
			(unaudited)	(unaudited)
Statement of Operations Data:
Restaurant revenues		$1,984,525		$893,245
Restaurant costs		1,838,558		811,859
Income from restaurant operations		145,967		81,386
Pre-opening costs	$51,111	196,703	$8,165	4,351
Operating loss	(76,111)	(190,805)	(14,415)	(839)
Net loss	$(13,911)	$(316,306)	$(1,622)	$(49,271)
Loss per common share—basic and diluted	$(.01)	$(.16)	$(.00)	$(.03)
Weighted average number of common shares—basic and diluted	1,967,753	1,969,500	1,969,500	1,969,500
	March 26, 2000 (unaudited)
	Actual	As Adjusted
Balance Sheet Data:
Cash	$37,733	$3,386,483
Total assets	3,674,937	6,868,013
Long-term debt including current portion	2,213,240	2,213,240
Total shareholders' equity	776,885	4,125,635

    The loss per common share and the weighted average number of common shares presented above do not reflect the exercise by our principal shareholder, Brewing Ventures LLC, of warrants to purchase 1,000,000 shares of common stock upon the effectiveness of this offering or the cancellation of 187,500 shares of common stock tendered to us as payment in connection with the exercise of such warrant. The as adjusted balance sheet data listed above assumes that we sell 1,000,000 units in this offering at an initial public offering price of $4.125 per unit, with deductions for the underwriting discount and estimated offering expenses payable by us. You should review Use of Proceeds for information regarding our anticipated use of the proceeds of this offering and Capitalization for information regarding our capitalization following this offering.

RISK FACTORS

    You should carefully consider the following risk factors before you decide to buy our units. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. This could cause the trading price of our units to decline, and you may lose part or all of your investment.

    We have a very short operating history upon which you can evaluate us.  We have a very limited operating history, having opened our first restaurant in June 1999. Accordingly, there are no meaningful financial results upon which you can evaluate the merits of an investment in our company. As of March 26, 2000, we had an accumulated deficit of $403,696. Our operating experience has not been long enough for us to know whether we can achieve and then sustain profitable operations and positive cash flow. Our operating results can be affected by changes in customer tastes, the popularity of handcrafted beers, economic conditions in secondary markets, such as St. Cloud, and the level of competition in our markets. We intend to continue to expend significant financial and management resources to develop additional restaurants. We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow in the future.

    Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.  To continue to grow, we must open new restaurants on a timely and profitable basis. We plan to open two additional restaurants over the next 12 months. We may experience delays in restaurant openings which could materially adversely affect our business, financial condition, operating results and cash flows. Our ability to expand successfully depends upon a number of factors, some of which are beyond our control, including:

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  identification and availability of suitable restaurant sites

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  competition for restaurant sites

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  negotiation of favorable build-to-suit leases

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  timely development of convenient commercial and residential streets and highways

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  management of construction and development costs of new restaurants

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  availability of financing for the lease of restaurant and brewing equipment and leasehold improvements

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  securing required governmental approvals, licenses and permits

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  recruitment of qualified operating personnel, particularly brewing staff and kitchen managers

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  competition in new markets

    In addition, we contemplate entering new geographic markets in which we have no operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing market, which may cause our new restaurants to be less successful than our existing restaurant.

    Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants.  We lease our restaurants on a build-to-suit basis. We depend upon contractors and real estate developers to construct our restaurants. After developers construct our restaurants, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect the cost and time associated with our development of restaurants, including:

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  labor disputes

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  shortages of materials and skilled labor

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  adverse weather

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  unforeseen construction problems

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  environmental problems

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  zoning problems

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  federal, state and local government regulations

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  modifications in design

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  other unanticipated increases in costs

    Any of these factors could give rise to delays or cost overruns which may prevent us from developing additional restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, operating results and cash flows.

    We may not be able to achieve and manage planned expansion.  We face many business risks associated with our proposed growth, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results and cash flows could be materially adversely affected.

    Intangible assets, such as our business concept and development strategy, make up most of our current value.  Because we do not own the real estate or building in which our existing restaurant is located and we do not plan to own the real estate or buildings in which our future restaurants will be located, our tangible assets mainly consist of inventory and equipment that we own. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

    We may redeem the Class A Warrants at a price less than market value.  We may redeem the Class A Warrants at $0.01 per share once they become exercisable if the closing bid price of the shares exceeds $6.25, subject to adjustment, for 45 consecutive trading days. We must give you 20 days written notice of such redemption. If we redeem the Class A Warrants you will lose your right to exercise the Class A Warrants except during the 20 day redemption period. Redemption of the Class A Warrants could force you to exercise the Class A Warrants at a time when it may be disadvantageous for you to do so or to sell the Class A Warrants at the then current market price or accept the redemption price, which could be substantially less than the market value of the Class A Warrants at the time of redemption.

    If we do not maintain our Nasdaq listing, you may have difficulty reselling your units. We cannot assure you that we will be able to list our shares or Class A Warrants on Nasdaq.  We will need to maintain certain financial and corporate governance qualifications to keep our units listed and to obtain listing for our shares and Class A Warrants. We cannot assure you that we will at all times meet the criteria for continued or initial listing on the Nasdaq SmallCap Market. If we fail to maintain such qualifications, including a minimum bid price for our units of $4.00, our units may be delisted and our shares and Class A Warrants may not become listed. In the event of delisting or failure to list, trading, if any, would be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers "Electronic Bulletin Board." In addition, our securities would become subject to the SEC's "Penny Stock Rules." The Penny Stock Rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting or failure to list our securities and the applicability of the Penny Stock Rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell securities you purchase in this offering. If our securities are delisted or if our shares or Class A Warrants fail to become listed and become subject to the Penny Stock Rules, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions, and our securities may trade at a lower market price than they otherwise would.

    Fluctuations in our operating results may result in decreases in the price of our securities.  Our operating results will fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

    If we have high operating losses or are unable to obtain financing for restaurant improvements, we may not be able to develop our third planned restaurant.  Over the next 12 months, we estimate that we will make capital expenditures totaling approximately $4,110,000 for the construction of a restaurant in Sioux Falls, South Dakota, and a restaurant in Fargo, North Dakota. The net proceeds from this offering will be approximately $3,348,750, which we intend to apply to the development cost of these two restaurants. We will, however, require approximately $761,250 of additional financing to complete development of both restaurants. We believe this financing will be available from commercial financing sources which fund restaurant improvements and equipment, but we have no commitment from any party to provide such financing. The net proceeds from this offering are not intended to provide us with additional working capital; therefore, in the event we incur significant operating losses at our existing or second planned restaurant, or are unable to obtain the required additional financing, we may not be able to develop our third restaurant.

    We may be unable to fund our significant future capital needs and we may need additional funds sooner than anticipated.  To finance our expansion plans, we require funds for capital expenditures, pre-opening costs and negative cash flow related to new restaurant openings. We may not be able to obtain additional future financing on acceptable terms. If financing is not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results and cash flows. Moreover, if we issue additional equity securities to fund expansion, your holdings may be diluted. Specifically, our future expansion may be delayed or curtailed:

  •
  if future cash flows from operations fail to meet our expectations

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  if costs and capital expenditures for new restaurant development exceed anticipated amounts

  •
  if we incur unanticipated expenditures related to our operations

  •
  if we are unable to obtain acceptable lease or sale-leaseback financing of restaurants

  •
  if landlord contributions, financing and other incentives are lower than expected

  •
  if we are required to reduce prices to respond to competitive pressures

    You should review Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources for a discussion of our historical and anticipated capital needs.

    Increased food and brewing costs could materially adversely affect our operating results.  Our profitability depends in part on our ability to anticipate and react to changes in food and brewing costs. Various factors beyond our control, including adverse weather conditions and government regulation, may affect our food and brewing costs. We cannot predict whether we will be able to anticipate and react to changing food and brewing costs by adjusting our purchasing practices and menu prices. A failure to do so could materially adversely affect our business, financial condition, operating results and cash flows.

    Changes in consumer preferences or discretionary consumer spending could negatively impact our results.  Our restaurants feature handcrafted beers brewed and served in a casual dining atmosphere. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect our future profitability. There has been a decline in alcohol consumption nationally over the past decade. If this trend continues, our sales and profitability could be adversely affected. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results and cash flows.

    Key employees, including William E. Burdick, could leave our company at any time, impairing our development and profitability.  We depend heavily on our management team for the development and execution of our restaurant-microbrewery concept. In particular, we rely upon the expertise and experience of our brewmaster, William E. Burdick, for the establishment of our brewing operations, and brewing and training of our brewing staff. As we expand our operations, we will have a continuing need to attract and retain qualified people, including management personnel. We do not intend to enter into employment agreements beyond those described in Management—Employment Agreements. We have obtained key-man life insurance on Mr. Wagenheim in the amount of $1,000,000 and we have applied for key-man life insurance on Mr. Burdick in the amount of $500,000. However, such coverage would only protect us in the event of death. The departure of key people could adversely affect our operations and profitability.

    Competition in the restaurant industry may prevent us from getting or keeping customers.  The restaurant industry is highly competitive. Due to our limited financial resources and operating history, we may be unable to compete effectively with larger, better established restaurant operators, which have substantially greater financial resources and operating histories than we do. We will likely face direct competition with these competitors in each of the markets we enter.

    We may be unable to recruit, motivate and retain qualified employees.  Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff, to keep pace with our expansion schedule. While we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in one or more of our markets. Our inability to recruit, motivate and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

    We may be unable to obtain and maintain the licenses and permits required for the brewing of beer and the sale of beer and liquor.  A significant percentage of our revenues is derived from the sale of beer and liquor. On site sales of alcoholic beverages accounted for approximately 22% of our revenue and on site sales of beer accounted for 14% of our revenue for the period ended March 26, 2000. We expect that such sales will increase in relation to our food sales. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Bureau of Alcohol, Tobacco and Firearms, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. Additionally, state liquor and brewing laws may prevent or impede our expansion into certain markets. Although we have not experienced, and do not anticipate, any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent our expansion in a particular area.

    Our operations depend upon governmental licenses or permits and we may face liability under dram shop statutes.  Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results and cash flows could be materially and adversely affected.

    Complaints or litigation from guests may materially adversely affect us.  From time to time we could be the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether we are liable. These claims may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

    Our existing shareholders will retain significant control which could reduce your ability to receive a premium for your shares through a change in control.  Upon completion of this offering, our principal shareholder, Brewing Ventures LLC, will own approximately 44% of our common stock. In addition, certain affiliates of our company have advised us that they propose to purchase an aggregate of approximately 265,000 of the units being sold in this offering. As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common stock. As a result, this concentration of ownership could depress our stock price.

    If you invest in this offering, you will experience immediate and substantial dilution.  By investing in this offering, you will experience immediate dilution in the net tangible book value of $3.035 per share, or 73.6% of the purchase price of each unit, assuming the entire offering price of the units is allocated to the common stock. You will pay a higher price than shareholders who purchased their securities prior to this offering. You should review Dilution for a discussion of the expected dilution.

    If we do not maintain the effectiveness of the prospectus you will be unable to exercise your Class A Warrants.  You will be able to exercise the Class A Warrants only if a current prospectus relating to the shares underlying the Class A Warrants is then in effect and only if such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside. We will use our best efforts to (a) maintain the effectiveness of a current prospectus covering the shares underlying the Class A Warrants and (b) maintain the registration of such shares under the securities laws of the states in which we initially qualify the units for sale in this offering. We cannot assure you that we will actually be able to do so. We cannot issue shares to you upon exercise of your Class A Warrants if the prospectus covering the shares is not kept effective or if the exercise of the Class A Warrants is not qualified or exempt from qualification in the state where you reside.

    We have broad discretion to use the proceeds from this offering for purposes with which you may not agree, and we may not be successful in investing the proceeds.  We plan to use the proceeds from this offering to develop two additional restaurants, one in Sioux Falls, South Dakota, and another in Fargo, North Dakota. Therefore, we will have broad discretion as to how we will spend the proceeds. Shareholders may not agree with the ways in which we use the proceeds and our management may not make the best use of the proceeds. We cannot predict whether our management's investment of the proceeds will yield a favorable, or any, return.

    Special note regarding our forward-looking statements.  This prospectus contains non-historical forward- looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed above and elsewhere in this prospectus.

USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of the 1,000,000 units offered hereby, at an initial public offering price of $4.125 per unit, after deducting the underwriting discount and estimated offering expenses, will be approximately $3,348,750 or approximately $3,887,063 if the over-allotment option is exercised in full. We plan to use the net proceeds of this offering to develop two restaurants over the next 12 months. We estimate our use of net proceeds will be as follows:

	Dollars	Percentage
Restaurant development costs, improvements and licenses	$1,449,375	43.3%
Equipment costs	1,449,375	43.3
Preopening costs	350,000	10.5
Inventory costs	100,000	2.9

Total	$3,348,750	100.0%

    Our restaurants will be constructed for us by developers on a build-to-suit lease basis. We estimate that the build-out cost for two new Granite City Food & Brewery restaurants will be approximately $4,110,000, of which $3,348,750 will be provided by this offering. Such estimate consists of the following components: (a) $1,730,000 for restaurant development costs, improvements and licenses, of which $1,449,375 will be provided by this offering, (b) $1,930,000 in equipment costs, of which $1,449,375 will be provided by this offering, (c) $350,000 in pre-opening costs which will be provided by this offering, and (d) $100,000 in inventory costs which will be provided by this offering. We anticipate financing the difference between the build-out cost of such restaurants and the net proceeds of this offering through long-term building and equipment leases of approximately $761,250. This amount will vary depending upon whether the over-allotment option is exercised. If the over-allotment option is exercised, we expect to use the net proceeds we receive to reduce the amount of building and equipment financing. Until we use the net proceeds of this offering for the purposes described above, we intend to invest such proceeds in short-term, income-producing investments.

    Our actual costs to develop the two new restaurants may differ from these estimates depending upon, among other things, final designs, licensing and local law compliance, real estate acquisition costs and construction labor rates. We will develop restaurants only where we obtain satisfactory construction and leasing arrangements with a developer.

    We have entered into a letter of intent for the development of a restaurant site in Sioux Falls, South Dakota. We expect to enter into agreements relating to the development and lease of this restaurant when we or our developer secure all necessary permits and licenses. We are currently in the process of identifying and securing a site in Fargo, North Dakota. In both Sioux Falls and Fargo, we plan to enter into build-to-suit lease arrangements and develop the properties similar to the way we developed our Granite City Food & Brewery restaurant in St. Cloud, Minnesota.

    Restaurant development costs, improvements and licenses includes $152,500 which we borrowed from New Brighton Ventures, Inc. in February 2000 and used to purchase a liquor license in Sioux Falls, South Dakota. This indebtedness is evidenced by a promissory note that matures in August 2000 and bears interest at the rate of 8% per year. We also received a $25,000 advance from New Brighton Ventures which we have paid to our underwriter in connection with this offering. We intend to repay our indebtedness to New Brighton Ventures with a portion of the net proceeds of this offering.

DIVIDEND POLICY

    We have never declared or paid cash dividends. We currently intend to retain future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements and contractual restrictions, if any, and other factors deemed relevant by our board.

CAPITALIZATION

    The following table sets forth, at March 26, 2000, our capitalization on three different bases. First, the information is set forth on an actual basis. Second, the information is set forth on a pro forma basis to reflect the exercise of a warrant to purchase 1,000,000 shares of common stock and the cancellation of 187,500 shares of common stock tendered to us as payment in connection with the exercise of such warrant. Third, the information is set forth on such pro forma basis as adjusted to reflect our sale of the units offered by this prospectus. This table should be read in conjunction with the financial statements and their notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	March 26, 2000
	Actual	Pro Forma	As Adjusted
Long-term debt, including current portion	$2,213,240	$2,213,240	$2,213,420
Common stock: $0.01 par value; 90,000,000 shares authorized, 1,969,500 shares issued and outstanding, actual; 2,782,000 shares issued and outstanding, pro forma; 3,782,000 shares issued and outstanding, as adjusted	19,695	27,820	37,820
Additional paid-in capital	1,160,886	1,152,761	4,491,511
Accumulated deficit	(403,696)	(403,696)	(403,696)

Total shareholders' equity	776,885	776,885	4,125,635

Total capitalization	$2,990,125	$2,990,125	$6,338,875

The above information excludes:

  •
  1,000,000 shares issuable by us upon the exercise of outstanding Class A Warrants at an exercise price of $5.00 per share

  •
  156,950 shares issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of approximately $1.07 per share

  •
  650,000 shares issuable by us upon the exercise of stock options granted, or available for issuance, under our stock option plans

  •
  100,000 units issuable by us upon the exercise of a warrant that we will issue to the underwriter of this offering at an exercise price of $4.95 per unit

  •
  150,000 additional units that may be purchased from us by the underwriter pursuant to an option to cover over-allotments in connection with this offering

DILUTION

    Our net tangible book value as of March 26, 2000, after giving effect to the exercise of a warrant to purchase 1,000,000 shares of common stock and the cancellation of 187,500 shares of common stock tendered to us as payment in connection with the exercise of such warrant, was approximately $606,000, or $0.22 per share of common stock. Net tangible book value per share is determined by dividing our net tangible net worth, which consists of tangible assets less liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale of units offered hereby, assuming the entire offering price of the units is allocated to the common stock, and the application of the net proceeds therefrom, our pro forma net tangible book value as of March 26, 2000, would have been approximately $4,109,971, or $1.09 per share of common stock. This represents an immediate increase in net tangible book value of $0.87 per share to existing shareholders and an immediate dilution of $3.035 per share, or 73.6% of the purchase price of each share, to new investors. The following table illustrates this per share dilution:

Initial public offering price		$4.125
Net tangible book value per share before this offering	$0.22
Increase per share attributable to new investors	0.87

Pro forma as adjusted net tangible book value per share after this offering		1.09

Dilution in net tangible book value to new investors		$3.035

    The following table sets forth on a pro forma basis as of March 26, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors, assuming the entire offering price of the units is allocated to the common stock, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	2,782,000	73.6%	$1,319,500	24.2%	$0.47
New investors	1,000,000	26.4	4,125,000	75.8	4.125

Total	3,782,000	100.0%	$5,444,500	100.0%

The above information excludes:

  •
  1,000,000 shares issuable by us upon the exercise of outstanding Class A Warrants at an exercise price of $5.00 per share

  •
  156,950 shares issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of approximately $1.07 per share

  •
  650,000 shares issuable by us upon the exercise of stock options granted, or available for issuance, under our stock option plans

  •
  100,000 units issuable by us upon the exercise of a warrant that we will issue to the underwriter of this offering at an exercise price of $4.95 per unit

  •
  150,000 additional units that may be purchased from us by the underwriter pursuant to an option to cover over-allotments in connection with this offering

SELECTED FINANCIAL DATA

    The following selected financial data for the years ended December 31, 1998 and December 26, 1999 and the three months ended March 28, 1999 and March 26, 2000 are derived from our financial statements. The financial statements, the related notes and the report of the independent public accountants are included elsewhere in this prospectus. The selected financial data should be read in conjunction with the financial statements and their notes, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this prospectus.

	Year Ended December 31, 1998	Year Ended December 26, 1999	Three Months Ended March 28, 1999	Three Months Ended March 26, 2000
			(unaudited)	(unaudited)
Restaurant revenues		$1,984,525		$893,245

Restaurant costs:
Food and beverage		580,528		265,316
Labor, direct and occupancy		1,144,303		486,985
Depreciation		113,727		59,558

Total restaurant costs		1,838,558		811,859

Income from restaurant operations		145,967		81,386
Pre-opening costs	$51,111	196,703	$8,165	4,351
General and administrative	25,000	140,069	6,250	77,874

Operating loss	(76,111)	(190,805)	(14,415)	(839)
Net interest (expense) income	58,154	(97,690)	11,920	(48,432)

Loss before taxes	(17,957)	(288,495)	(2,495)	(49,271)
Income tax (expense) benefit	4,046	(27,811)	873	—

Net loss	$(13,911)	$(316,306)	$(1,622)	$(49,271)

Loss per common share— basic and diluted	$(.01)	$(.16)	$(.00)	$(.03)
Weighted average number of common shares— basic and diluted	1,967,753	1,969,500	1,969,500	1,969,500

    The loss per common share and the weighted average number of common shares presented above do not reflect the exercise by our principal shareholder, Brewing Ventures LLC, of warrants to purchase 1,000,000 shares of common stock upon the effectiveness of this offering or the cancellation of 187,500 shares of common stock tendered to us as payment in connection with the exercise of such warrant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in any forward-looking statements. Forward-looking statements in this prospectus are those of a non-historical nature which in some cases are indicated by our use of such terms as "believe," "anticipate," "estimate" and "expect." Factors that may cause such a difference in actual results include, but are not limited to, those discussed under Risk Factors.

Overview

    We own and operate a casual dining restaurant featuring an on-premise brewery. Our initial restaurant commenced operations in St. Cloud, Minnesota, in June 1999. We expect to develop these restaurant breweries in selected markets throughout the United States and have targeted Sioux Falls, South Dakota, and Fargo, North Dakota, as locations for the development of our next two restaurant-microbreweries over the next 12 months. The theme of Granite City Food & Brewery restaurants is casual dining with a broad selection of menu items that are prepared fresh daily, combined with freshly brewed handcrafted beers made on premise. We developed our first restaurant using the net proceeds from a private placement conducted in late 1997, together with financing in the form of long-term building and equipment leases.

Results of Operations

    Our activities in 1998 and through June 1999 were related to the development of our restaurant-microbrewery concept and the development and financing of our first restaurant. Because we only recently commenced restaurant operations, a comparative discussion of operations between 1999 and 1998 and between the first three months of 2000 and the first three months of 1999 would not be meaningful. The table below sets forth results of our operations for the year ended December 26, 1999 and the three months ended March 26, 2000, with substantially all 1999 revenue falling in the six-month period ended December 26, 1999.

	Year Ended December 26, 1999		Three Months Ended March 26, 2000 (unaudited)
	Amount	Percent	Amount	Percent
Restaurant revenues	$1,984,525	100.0%	$893,245	100.0%

Restaurant costs:
Food and beverage	580,528	29.3	265,316	29.7
Labor, direct and occupancy	1,144,303	57.7	486,985	54.5
Depreciation	113,727	5.7	59,558	6.7

Total restaurant costs	1,838,558	92.7	811,859	90.9

Income from restaurant operations	145,967	7.3	81,386	9.1
Pre-opening costs	196,703	9.9	4,351.5
General and administrative	140,069	7.0	77,874	8.7

Operating loss	(190,805)	(9.6)	(839)	(.1)
Net interest expense	(97,690)	(4.9)	(48,432)	(5.4)

Loss before taxes	(288,495)	(14.5)	(49,271)	(5.5)
Income tax expense	(27,811)	(1.4)	—	—

Net loss	$(316,306)	(15.9)%	$(49,271)	(5.5)%

    We have no earlier period with which to compare the results of operations for 1999 and the first quarter of 2000. However, we believe that our operating results will fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

    We anticipate that restaurant revenues will vary from quarter to quarter. Restaurants typically experience a temporary period of high revenues immediately following their opening due to increased demand fostered by the publicity surrounding the opening. We believe that our restaurant costs will also fluctuate from quarter to quarter. Our cost of food and beverage will vary due to our purchasing power, which we anticipate will improve with the opening of new restaurants, and due to customer preferences for craftbrewed beer, which we can produce at lower cost than other beers which we would be required to purchase for resale.

    We anticipate that the labor, direct and occupancy costs associated with a newly-opened restaurant for its first two quarters of operations will be greater than what we expect to experience after that time. Our labor, direct and occupancy costs were approximately $190,000 per month during the last two quarters of 1999 and approximately $162,000 per month during the first quarter of 2000.

    No compensation was paid to any of our executive officers from our inception through March 26, 2000. We have agreed with Messrs. Wagenheim and Burdick that no compensation will be paid to them through the year 2000. Compensation payable to our current executive officers after 2000 will increase our general and administrative expenses. As a percentage of revenues, we believe that any increase in general and administrative expenses associated with executive compensation may be offset by expected revenues from what we anticipate to be an expanded scope of operations.

    We expect the timing of new restaurant openings to have a significant impact on restaurant revenues and costs. We believe we will incur the most significant portion of preopening costs associated with a new restaurant within the quarter immediately preceding, and the month of, the opening of such restaurant. We expect to incur $175,000 of pre-opening costs for each restaurant we propose to develop over the next 12 months. This amount is less than the pre-opening costs we incurred at our St. Cloud location because we will not be required to duplicate certain pre-opening expenses at future locations, such as menu and concept development. Pre-opening costs of $196,703 offset the store-level profitability of our initial restaurant, contributing to a net loss of $316,306 for the year ended December 26, 1999. We experienced pre-opening costs of $4,351 during the first quarter of 2000. We expect to incur net losses for the foreseeable future primarily due to the pre-opening costs of the restaurants we propose to develop over the next 12 months.

Liquidity and Capital Resources

    Prior to commencement of restaurant operations in June 1999, our capital requirements were principally funded through private sales of equity. In 1997 and 1998, we sold an aggregate of 1,969,500 shares of common stock for gross proceeds of $1,319,500 (a weighted average price of $0.67 per share). Additional capital has been provided through capital lease obligations for the building and equipment.

    Over the next 12 months, we expect to develop two restaurants for which we will require build-to-suit leases. We estimate that the total cost of developing these additional restaurants will be approximately $4,110,000. If we are unable to finance these expenditures, our development of these restaurants will be delayed. Our capital expenditures for restaurant development over the next 12 months will include developer fees, leasehold improvements, licensing, inventory and equipment and preopening expenses. We plan to finance approximately $3,348,750 of these expenditures from the net proceeds of this offering, and to fund the remainder of approximately $761,250 with financing in the form of long-term building and equipment leases. If we fail to develop additional restaurants, our St. Cloud location would continue to be our only source of revenue.

    We have entered into a letter of intent for the development of a restaurant site in Sioux Falls, South Dakota. We expect to enter into agreements relating to the development and lease of this restaurant when we or our developer secure all necessary permits and licenses. We are currently in the process of identifying and securing a site in Fargo, North Dakota. In both Sioux Falls and Fargo, we plan to enter into build-to-suit lease arrangements and develop the properties similar to the way we developed our Granite City Food & Brewery restaurant in St. Cloud, Minnesota.

Seasonality

    We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate during those quarters in our existing and proposed markets.

Inflation

    Inflation in food, labor, real estate and construction costs can significantly affect our operations. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. To date, inflation has not had a material impact on our operating results.

BUSINESS

    This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in any forward-looking statements. Forward-looking statements in this prospectus are those of a non-historical nature which in some cases are indicated by our use of such terms as "believe," "estimate" and "expect." Factors that may cause such a difference in actual results include, but are not limited to, those discussed under Risk Factors.

Overview

    We operate a restaurant-microbrewery under the name "Granite City Food & Brewery™" located in St. Cloud, Minnesota. Our full-service restaurant offers high quality food and handcrafted beers. Our theme is casual dining, with a broad menu of items that are prepared fresh daily and freshly brewed handcrafted beers made on-premise. We offer high quality menu items served in generous portions at reasonable prices. Our handcrafted beers are moderately priced and offer unique styles and flavors not typically produced by major breweries. Over the next 12 months, we plan to expand operations to open two Granite City Food & Brewery restaurants, one in Fargo, North Dakota, and another in Sioux Falls, South Dakota.

Our Business Strategy

    Our objective is to become the dominant restaurant-microbrewery in each of our markets and to be a leader in the casual dining-microbrewery industry. The principal elements of our strategy are as follows:

  •
  Offer a Broad Selection of Quality Foods at Reasonable Prices. Granite City features foods based upon hearty Midwestern fare infused with Southwestern, Cajun and California influences. These foods feature fresh flavors of herbs, infused oils and enriched sauces. We feature many items designed with our handcrafted beers in mind, both as ingredients and to accompany meals. Our menu is strategically tailored for smaller metropolitan and regional market pricing in which patrons tend to have greater price sensitivity toward lunch items than dinner items. We have designed our menu so that when a guest opens the menu, he or she finds a special section of lunch selections featured at prices ranging from $4.95 to $6.25, providing a high price value for midday diners. Our overall menu prices range from $3.95 for appetizers to $14.95 for our BBQ Pork Ribs. Most of our 70 menu items range from $6.00 to $10.00.

  •
  Offer Old World, Classic Beers Made in Our On-Premise Microbrewery. Our specialty beers are prepared with the finest ingredients available, under the direction of our brewmaster, William E. Burdick. Our array of craftbrewed beers are distinguishable from other domestically produced beers by their freshness, flavor and brewing styles. We brew ales and lagers in the old world tradition to the highest standards of brewing. We produce five flagship beer products that are permanently offered on tap, along with seasonal and special ales and lagers handcrafted to promote events such as Oktoberfest and St. Patrick's Day. We expect to brew more than 20 seasonal and specialty beers in our first year of operation at St. Cloud.

  •
  Create a Fun, Energetic Atmosphere and Destination Dining Experience. We focus on providing the Granite City guest with a fun, warm and energetic atmosphere. The interior of our restaurant is a spacious, open setting designed to create a visual impact on guests. Guests may watch the brewing process and see food preparation in our open display kitchen, or watch a game on the many televisions throughout our dining and bar areas. We offer formal tours conducted by our brewers, as well as mini tours conducted on a spontaneous basis. We celebrate the art of brewing and cooking by showcasing our brewery and kitchen. Our brewery operations are immediately seen from the mini-brewery display located in our foyer. This custom-made presentation of our brewing process displays mini-vats and tanks which sit on a copper platform hanging from the ceiling. Guests can view the glass-stenciled brewing flow chart which highlights each brewing vessel's function. Also, our glass-enclosed brewery allows guests to actually see the brewer working in the brewery. Often, guests will be allowed to enter the brewery, on a spontaneous basis, to talk to the brewer. We also showcase our food production with our exposed display kitchen.

  •
  Create a Passionate Culture of Service. We foster a passionate culture of guest service among employees, by emphasizing guest service and comfortable dining experience provided by a knowledgeable, energetic staff. Our service personnel are trained to introduce guests to the Granite City concept by explaining our menu and beer products. Our service staff is trained to understand how our foods are flavored and prepared, and to describe our handcrafted beers. To provide guests with a high level of service at all times, we plan to have a management presence during all business hours to ensure guest satisfaction and to support our employees.

  •
  Achieve Attractive Restaurant and Microbrewery Economics. We believe that our restaurant-microbrewery concept and the pricing of our products fits well in smaller metropolitan and regional markets, which we intend to target for expansion. We also believe that we have the ability to achieve attractive economics through the sale of higher margin menu items such as our handcrafted beers.

  •
  Pursue Deliberate and Careful Expansion. Our current development plan is to open Granite City restaurants in Sioux Falls and Fargo. These markets meet our criteria in terms of population, employment levels, presence of college or university campuses, hotel room nights and household incomes. Subject to obtaining adequate financing, we intend to pursue a disciplined expansion strategy in markets where we believe our concept will have broad appeal and attractive restaurant-level economics.

The Granite City Food & Brewery Concept

    Granite City Food & Brewery targets a broad customer base by incorporating two popular national dining preferences: high quality, casual, value-priced food, and fresh, handcrafted quality beers brewed on-premise. We believe this concept differentiates us from many of our competitors, who feature pre-prepared, smaller portioned food items and mass-produced, pre-packaged beers. The key elements of our concept include:

  •
  quality food items prepared from scratch daily, with an emphasis on freshness, variety, generous portions and attractive presentation

  •
  freshly brewed, unique handcrafted beers produced from the highest quality ingredients and sold in our restaurant through a direct tap system from cellar tanks

  •
  intense employee training and supervision designed to develop motivated, service-oriented employees who strive to deliver strong customer satisfaction

  •
  an interior design which creates an environment that is upscale, casual and unpretentious, and promotes a fun, energetic and socially interactive experience

    Our existing restaurant consists of a 10,000 square foot facility built to our plans and specifications. Our restaurant has an open atmosphere, including an exposed ceiling that is approximately 16 feet high. Since no interior walls disrupt our public areas, guests can view the many component parts of our operation from virtually any place in our facility. Guests may watch the brewing and food preparation, or may watch sports and other entertainment on the many television sets located throughout our dining and bar areas. Located in our foyer is a custom designed copper and stainless steel mini-brewery display. Mini-vats and tanks sit on a copper platform that hangs from our ceiling. This brewery display depicts the brewing process and helps to create a visual display of our brewery theme from the moment the guest comes through our door.

    We use granite and other rock materials along with natural woods and glass to create a balanced, clean, natural interior feel. Our floor-to-ceiling window system creates an expansive view of an outdoor pond and a patio area which is used for dining during warm weather months. This window treatment allows activity to be viewed both inside and outside the restaurant and creates a bright, open environment. The restaurant interior is accented with vintage photographs of the local area brewing industry, as well as historical photos of the community landscape.

Existing and Proposed Locations

    We currently operate one Granite City Food & Brewery restaurant in St. Cloud, Minnesota. The city of St. Cloud is situated approximately 65 miles northwest of the Minneapolis-St. Paul metropolitan area. St. Cloud's trade area has an estimated population of 155,000. St. Cloud is a major political, cultural, commercial and manufacturing center in central Minnesota. St. Cloud is readily accessible by major highways. St. Cloud also enjoys strong tourism business generated by the St. Cloud Civic Center, which is a 100,000 square foot downtown convention center, St. Cloud State University, two regional shopping malls and the fact that St. Cloud is the gateway to Minnesota's northern tourism area. The St. Cloud lodging market offers over 1,300 hotel rooms. Market occupancies run between 60 and 65 percent annually, potentially expanding the market by up to 300,000 people.

    Our location in St. Cloud is centrally located within the area's retail, lodging and transportation activity. Conveniently located at the intersection of Minnesota Highways 15 and 23, our site caters to local residents, area-based tourists who shop at the regional mall or attend business conferences, sports tournaments or university related events, and transient guests who pass through St. Cloud to Minnesota's northern tourism area. Our selection of St. Cloud as our first Granite City location was based upon criteria which we have determined are important for the development of a restaurant in smaller metropolitan and regional markets, including but not limited to the following:

  •
  a minimum regional/metropolitan population of 150,000

  •
  proximity to a regional retail, financial, educational and lodging hub

  •
  central location within the area's lodging properties

  •
  excellent accessibility and visibility

    In November 1999, we entered into a letter of intent with Barclay, Ltd., the developer of our St. Cloud location, for the development of a restaurant in Sioux Falls, South Dakota. The proposed restaurant site contains approximately 2.15 acres and features the following location attributes:

  •
  close proximity to over 800 hotel rooms

  •
  next to a proposed all-suite hotel

  •
  near the regional mall, a 14-plex movie theatre and the city's major transportation corridor

    Preliminary site plans call for our patio and pond area to be configured next to a new 30,000-square-foot office building and to overlook the Sioux River and Sioux Falls Country Club. Our ability to be located within Sioux Fall's civic activity center, as well as to create a true destination location enhanced by a spectacular view, represent locational advantages for us.

    The Sioux Falls restaurant will be an approximately 10,000 square foot facility, similar in design to our St. Cloud restaurant. We expect that the restaurant will be leased to us pursuant to a 20-year net lease with renewal options. We anticipate that our investment in the restaurant will be approximately $2,055,000. Assuming the successful completion of this offering, our acquisition of this restaurant will be contingent upon our entering into definitive development and lease agreements, the acquisition of all required permits, government approvals, and licenses, and the developer's ability to acquire the proposed site.

    We are currently in the process of identifying and securing a site within Fargo's retail, lodging and entertainment area. We are seeking a site within walking distance to the area's major mall with excellent visibility from I-29, the region's major highway. We expect that this location, along with Sioux Falls and St. Cloud, will give us a strong base from which to expand.

Menu

    At the core of our concept is our 70-item menu complemented by fresh, handcrafted beers. Our menu is committed to full flavored ingredients and value engineering of each menu item. Our menu is based on the preparation of distinctive items not generally featured on restaurant chain menus. We are continuously engaged in food development and create new menu items and weekly specials on a regular basis. All menu items are staff and customer tested and refined before menu implementation.

    Some of our more popular items include our Granite City Ale and Cheddar Soup, Chicken Caesar Chalupa, Chicken Tschopitoula, Chinese Pasta Salad, Grilled London Broil with Bourbon BBQ Sauce, Southern Fried Chicken Breast Dinner (marinated in buttermilk and Cajun spices), Honey Rosemary Filet Mignon and the Granite City Walleye. We offer up to ten new menu items weekly, ranging from appetizers to salads and entrees. This approach allows us to develop continuous improvement and innovation, an important strategy that keeps our menu fresh and interesting. Approximately 12% of food sales are generated through weekly specials.

    To ensure that we are serving food of consistently high quality, we have developed quality control practices, including (a) the participation by each member of our kitchen staff in a thorough training program, (b) the development of strict specifications that ensure that only high quality ingredients are used in our food and (c) the requirement that each shift of cooking personnel consistently prepare each menu item. We believe that by serving guests generous portions of well-presented foods, we have a competitive advantage and are able to consistently provide a superior value-oriented dining experience for our guests.

Dedicated Guest Service

    We are committed to guest satisfaction. From the moment a guest walks through the door, they are treated and served in a professional, attentive manner. We understand the critical importance of attention to detail and seek to create and maintain an exceptional service-oriented environment. We conduct daily pre-shift meetings, track service audits and assign manageable table stations, which we believe enable us to create a system of effective service to assure guest satisfaction. Our service is based on a team concept. Customers are made to feel that any employee can help them, and that they are never left unattended.

Management and Employees

    Our ability to effectively manage restaurants in multiple geographic areas will be critical to our success. The proceeds of this offering will be used to open new stores in Sioux Falls and Fargo, both accessible by major highways from St. Cloud and by regular daily direct airline flights from the Minneapolis-St. Paul metropolitan area. This access will allow our current management to provide assistance in development, restaurant opening and on-going support and managerial supervision to create strong and responsive employee teams at each location. Store-level management teams consist of a general manager, a kitchen manager and assistant managers. The management team receives incentive bonuses based upon financial and qualitative performance criteria, including the results of mystery shoppers who anonymously evaluate individual restaurants. Each member of our restaurant management team is cross-trained in all operational areas. As we grow and expand geographically, we expect to add additional personnel to ensure proper management, support and controls.

    We expect that each Granite City restaurant will employ approximately 100 hourly employees, approximately 80% of whom will be part time. All staff personnel are trained and work on a buddy-trailing system before they are scheduled to work independently.

    We actively recruit and select individuals who share our passion for a high level of guest service. Testing and multiple interviews are used to aid in the selection of new employees at all levels. We have developed a competitive compensation package for our restaurant management team, that includes a base salary, competitive benefits and participation in a management incentive plan that rewards the management team for achieving performance objectives. It is our policy to promote from within, but we recognize the need to supplement this policy with other personnel at our current stage of growth and as we open new markets.

Operational Controls

    Our restaurant uses personal computer systems that are integrated with management reporting systems which enable us to monitor restaurant sales and product and labor costs on a daily basis. Financial controls are maintained through a centralized accounting system. Our monthly financial statements are generated within a relatively short period of time so that management may review and respond to requirements in a timely fashion. We continuously monitor sales, costs and operating expenses and advertising and promotional expenses. We believe that our system of controls is adequate for our planned expansion strategy.

Hours of Operation

    Our restaurant is open seven days a week, from 11:00 a.m. to 1:00 a.m., Monday through Saturday, and from 10:00 a.m. to midnight on Sunday. On Sundays, beginning at 10:00 a.m., we offer an all-you-can-eat brunch that features both breakfast and lunch items. We are open on selected holidays.

Purchasing

    We strive to obtain consistently high quality ingredients for our food products and brewing operations at competitive prices from reliable sources. To attain operating efficiencies and to provide fresh ingredients for our food and beverage products while obtaining the lowest possible prices for the required quality, we control such purchasing by buying from a variety of national, regional and local suppliers at negotiated prices. Most food products are shipped from a central distributor directly to our existing restaurant two to four times per week. Produce is delivered daily from local suppliers to ensure product freshness. We do not maintain a central food product warehouse or commissary. As is typical in our industry, we do not have any long-term contracts with our food or brewing ingredient suppliers, with the exception of a one-year contract for the supply of chicken. We purchase ingredients for our brewing operations from a variety of foreign and domestic suppliers at negotiated prices. Such ingredients are shipped to our existing restaurant, approximately every six months, where we store them on our mezzanine level. We have not experienced significant delays in receiving food products, brewing ingredients, restaurant supplies or equipment.

Brewing Operations—Overview

    Our first brewery in St. Cloud is designed to produce 1,000 to 3,000 barrels of beer annually. The design will accommodate additional fermentation vessels to meet increased demand should it become necessary. It is our intention to bottle and sell our beers off-premise at a future date. We believe this strategy will increase awareness of our restaurant and craftbrewed beers, and provide us with an additional source of revenue. We intend to test market our beer as an off-sale product in markets where it can legally be bottled and distributed off-sale. This can take place once we start brewing outside of Minnesota. Minnesota regulations allow breweries to bottle and distribute only when they become out-state brewers. We have developed unique brand labels for each of our beers with off-sale merchandising in mind.

Our Brewing Philosophy

    With the proliferation of brew pubs in the United States there has been a trend toward "brewing by the numbers," a method of brewing that employs non-brewers who are trained to "push buttons" and uses ingredients that emanate from a central brewing source and are designed to produce homogeneous beers. In contrast, our philosophy is to employ only professional brewers to produce specialty beers. We believe that in order to produce old world, classic beer, we must employ brewers trained in brewing chemistry and must maintain consistent quality control and proper laboratory procedures. At each of our locations, we will install a brewery lab and employ trained brewers to brew all beers from scratch using proprietary recipes with all yeast strains developed on site. We believe we will be the only brewing chain employing accredited brewers committed to brewing proprietary old world, classic beers. All brewers will be hired by and report to our brewmaster, William E. Burdick, and be individually trained by him. All brewing reports will be faxed each day for review of daily activities, and brewers will follow prescribed daily procedures for quality assurance.

    Our flagship brews consist of five styles available every day. We also brew a number of seasonal beers to be available at special periods throughout the year. Seasonal ales are often tied to particular events including Oktoberfest, St. Patrick's Day, Christmas and Easter. Further, some seasonal beers may be tied to other promotions or particular events including college events and major sales promotions. The different special events and promotions will provide customers with a different feel or experience each time they visit, which we believe will promote strong repeat business.

    Our brewer conducts brewery tours at regularly scheduled times on Saturday and Sunday. Other brewery tours can be arranged by prior appointments for group dinners and luncheons. The brewery is a highly visible and accessible area for customers to enter. Its location across from the bar assures a high energy feel in this area. The interplay of a professional brewer, visible when brewing and accessible when not producing beer, communicates to customers that our beers are not made merely by "pushing buttons." Because we engage brewers trained in the art of beer production, we are prepared to answer questions from customers on beer and brewing.

Product Promotion

    We plan to market the skills of our on-site brewers very aggressively. Unlike many other brew pub operations, our brewery will not be a push-button brewery manned by non-brewers. Our concept centers on the use of trained, graduated brewers who can produce a wide range of beers, including ales and lagers, which sets us apart from our competition. We plan to utilize local media to promote the fact that a local brewmaster will be making beers with our proprietary recipes.

    Under the direction of William E. Burdick, we will market and promote his expertise and the various newsworthy events associated with opening breweries. For example, Mr. Burdick will be featured in press releases and public relation events surrounding the installation of each brewery's 12-barrel system. We believe this marketing strategy will enhance public recognition of the overall quality level of our food and beverage products due to Mr. Burdick's association with brewing old world, classic beers. Also, we intend to publicize the fun, festive atmosphere at each of our locations through the aggressive marketing of built-in promotions and seasonal events. We intend that each of our locations will become an integral part of its community by being actively involved in local sports team sponsorship and community events.

Brewing Equipment and Quality Assurance

    The brewing equipment for the restaurant has been designed to specifications developed by Mr. Burdick. All of the major pieces of brewing equipment, including the mash tun, lauter tun, brew kettle, fermenters and storage vessels are of configurations specified by Mr. Burdick. Our on-site brewery laboratory contains a microscope, autoclave, incubator and various pieces of lab equipment to test each of our beers.

How We Brew Old World, Classic Beers

    We purchase malted barleys, wheats and rye as well as various hops from a variety of sources in Europe and North America. These sources have all supplied the industry for many years.

    We produce beers using two methods of brewing, decoction and infusion brewing, as dictated by the beer style to be brewed. The process begins by weighing, blending and crushing the grains, predominately malted barley into what is called grist. This is accomplished by passing the grains through a roller mill which exposes the soft inside of the grains. The grist is passed down from the second floor to the first floor and held in a grist hopper which is affixed from the ceiling. This truncated vessel then sits above the mash tun and a slide opens to allow this grist to infuse with water forming a slurry or mash that falls down into the mash tun, after which the naturally occurring enzymes alter the carbohydrous material in the grains from a series of starches into a wide range of sugars and dextrins.

    Once completed this wet, sweet mash is drenched with warm water by means of spraying or running the water over this heavy, wet mash bed and seeping slowly down through the mash to collect the sugars by putting them into this watery solution. It also picks up the color or colors of the grain or grains as well as other materials such as proteins and core elements present in the mash.

    This newly created liquid called sweet wort is then transferred to the brew kettle where it is brought to a boil, varieties of hops are blended and pitched in at various times throughout the one or two hour boiling time. The hops impart a flavor which masks the non-fermentable sugars of the wort and creates a delicate balance between the hop bitterness and the residual sweetness of these sugars. This new liquid is now referred to as hopped wort. The hopped wort is now chilled by passing it through a heat exchanger and reducing the temperature so that it can now be transferred into the fermenters for the start of the fermentation process.

    The primary fermentation is the addition of yeast (dependent on the beer style and temperature of fermentation). During the respiratory phase of this process, these tiny monocellular organisms convert the available oxygen in the hopped wort to carbon dioxide. Then in an anaerobic state these organisms begin to consume the sugars in sequence of ease and convert these sugars and dextrins into ethanol, the only known form of alcohol which humans can consume. Once all of the fermentation material has been converted to alcohol the primary fermentation process is complete. Now the liquid is called by its new name—beer.

    This young, green beer now must be sent down to the cellars for aging and clarification. Here the beers mature at various rates dependent upon the style. During this process of lagering small amounts of sugars may continue to ferment. This now completes the secondary fermentation and lagering phase.

    The fully mature beer is now at its prime, ready for serving. This entire process of transferring each beer through these time-worn steps can vary from three to twelve weeks (or longer) depending on the style being produced. The average time from start of brew to serving is approximately 30 to 40 days.

Our Beer Varieties

    We brew five beers at all times and these five serve as our flagship beers. These beers are the classic styles especially designed for the tastes of the Midwest market. We also brew several seasonal beers.

[LOGO]	BROTHER BENEDICT'S MAI BOCK O.G. 1045* Serving Temp 38°F	Unlike the very strong and nearly black bocks of Germany, Mai bock is a traditional German style much lighter in color. A wonderful malt flavor with a hint of chocolate.
[LOGO]	VICTORY LAGER O.G. 1036* Serving Temp 38°F	This American lager brewed with cascade hops embraces the less heavy American style which makes this lager smooth and drinkable with a soft hops finish.
[LOGO]	PRIDE OF PILSEN O.G. 1044* Serving Temp 38°F

The Saaz hops in this pilsner style beer are imported from Bohemia. We brew and age this beer for up to eight weeks in the Czechoslovakian tradition of slow lagering. The hop flavor is intense and lingering which belies its light color.
[LOGO]	NORTHERN LIGHT O.G. 1032* Serving Temp 38°F	Bold, assertive beers are not for everyone. This beer is highly hopped and brewed to the American standard of a light classic ale. A creamy, smooth taste with a feint hops aroma.
[LOGO]	DUKE OF WELLINGTON O.G. 1045* Serving Temp 48°F

A cask conditioned India Pale Ale (IPA) brewed with English hops. Traditionally copper colored, this classical English style ale is drawn up from our cellars by our English beer engine. Strong malt character with a huge hoppy finish.

*O.G.—Original Gravity. The measurement of all the sugars and dextrins in the wort at the beginning of fermentation.

    In addition to our flagship brews, we also produce specialty or seasonal beers which are designed to attract beer enthusiasts and are clearly marked on our huge "Wall of Fame" sign. This sign shows what beers are currently on special, which beers are coming next and, on a running total basis, the brews which have been on special in the past. It is this ability to craft beers to our events that builds huge customer appeal and allows us to run all of our beer-driven promotions.

    We believe that our first seasonal beers, Wild Rice Beer, Raspberry Ale, Wag's Wheat Beer and Oktoberfest received enthusiastic customer acceptance. Crafting these beers requires various skills which can be carried out only by trained brewers. We use multiple yeast strains and imported grains and hops which are formulated by Mr. Burdick and executed by our graduate brewers.

Government Regulation

    Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. Our facilities are licensed and subject to regulation under state and local fire, health and safety codes.

    Each of our restaurants is, or will be, required by a state authority and, in certain locations, county and/or municipal authorities, to obtain a license to brew beer and a license to sell beer, wine and liquor on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere.

    We are subject to "dram-shop" statutes in the states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the restaurant industry. Although we are covered by insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a material adverse effect on us.

    Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect us as well as the restaurant industry in general. We are also subject to the Americans With Disability Act of 1990, which, among other things, may require us to design certain features into our restaurants to meet federally mandated requirements. The cost of these designs is not expected to materially affect us.

Beer and Liquor Regulation

    A significant percentage of our revenues is derived from beer sales. On-site sales of beer accounted for approximately 15% of revenues during the period from inception through March 26, 2000. This percentage is expected to increase over the next few years in relation to food sales. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Bureau of Alcohol, Tobacco and Firearms, as well as the licensing requirements of states and municipalities where our restaurant-microbreweries are or will be located. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing and/or sale of our beer. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Management believes that our company is operating in substantial compliance with applicable laws and regulations governing our operations.

    The federal government currently imposes an excise tax of $18 on each barrel of beer produced for domestic consumption in the United States. However, each brewer with production of not more than 2,000,000 barrels per year is taxed only $7 per barrel on the first 60,000 barrels produced annually. If company-wide production increases to amounts over 60,000 barrels per year, there will be an increase in our average federal excise tax rate. We are not aware of any plans by the federal government to reduce or eliminate the small brewer's credit. Increased excise taxes on alcoholic beverages have been considered by the United States Congress as an additional source of tax revenue in connection with various proposals and could be included in future legislation.

    Minnesota currently imposes an excise tax of $4.60 on each barrel of beer sold in Minnesota. Minnesota grants an excise tax credit of $4.60 per barrel for up to 25,000 barrels if the brewer brews under 100,000 barrels total annually. Therefore, if company-wide production increases to amounts over 25,000 barrels per year, there will be an increase in our average Minnesota excise tax rate. We plan to expand our operations into North Dakota and South Dakota. Such states also impose excise taxes. The tax rates in North Dakota for beer in bulk containers and beer in bottles and cans are $2.48 and $4.96, respectively, per barrel of beer sold in North Dakota. The tax rate in South Dakota for malt beverages is $8.50 per barrel on each barrel of beer sold in South Dakota.

    We are licensed under Minnesota law as a "microbrewery." A microbrewery in Minnesota is limited to the production of not more than 3,500 barrels of beer per site per year. We intend to expand our operations into North Dakota as a "microbrew pub" and into South Dakota as a "malt beverage manufacturer." A microbrew pub in North Dakota is limited to the production on the licensed premise of not more than 10,000 barrels of beer per year. Such an entity may (a) sell beer manufactured on premises both on-sale and off-sale, (b) purchase beer manufactured by others and (c) sell its beer for outside consumption to wholesalers. A malt beverage manufacturer in South Dakota is limited to the production of fewer than 5,000 barrels of beer per year. Such an entity may (a) sell on-sale and off-sale from the manufacturing premises and (b) sell its beer for outside consumption to wholesalers. We believe we can operate our existing Granite City location and the two proposed Granite City locations without violating such restrictions.

Competition

    The restaurant industry is intensely competitive. We positioned the Granite City concept in the high-quality casual dining segment. In our current and proposed markets, we compete with established local restaurants, established national chains such as Friday's, Applebee's, Outback Steak House, Grandma's, Champps Americana, Timberlodge Steak House, Chilis, Olive Garden, Ground Round, Red Lobster, Ciatti's, as well as Rock Bottom and Hop's, which also have on-premises brewing. Throughout the United States, including the smaller metropolitan and regional markets which we intend to target for expansion, there are micro-breweries of various sizes and qualities, some of which feature food. Competition in our industry segment is based primarily upon food and beverage quality, price, restaurant ambience, service and location. We compete with a number of well-established national, regional or local restaurants which have substantially greater financial, marketing, personnel and other resources than we do. We also compete with many other retail establishments for site locations.

Properties

    Our corporate headquarters is located in St. Louis Park, Minnesota. We occupy this facility under a month-to-month lease at a rate of $650 per month.

    In July 1998, we entered into a net lease relating to our initial restaurant in St. Cloud, Minnesota, with St. Cloud Investments, L.L.P., an unrelated third party. This 10,000 square foot building was constructed for us on a build-to-suit basis. We lease the St. Cloud location over a 20-year term at an annual base rent which escalates every five years. The annual base rents over the initial lease term are as follows: $217,946, $227,734, $238,990 and $251,934, subject to adjustment as provided in the lease. In addition to the annual base rent, we are obligated to pay an annual percentage rent in the amount of 7% on gross sales at the site in excess of $3,200,000 per year. The lease may be extended at our option for up to two additional five-year periods on the same terms and conditions, except that the annual base rent would increase during any such extension. The lease has been personally guaranteed by Steven J. Wagenheim and William E. Burdick.

    We anticipate that we will enter into leases with developers of future locations on substantially the same terms and conditions as those which apply to our St. Cloud location.

Trademarks

    We have filed an application for federal registration of the mark "Granite City Food & Brewery," and have registered in Minnesota the trademarks "Granite City Food & Brewery," "Brother Benedict's Mai Bock," "Victory Lager," "Pride of Pilsen," "Northern Light" and "Duke of Wellington." Although we believe we have protectable rights to these marks in Minnesota, we cannot predict whether federal trademark registration will be permitted. We intend to protect our proprietary rights in these marks, but it may be difficult for us to prevent others from infringing our marks and any litigation to enforce our rights will likely be costly.

Employees

    As of March 26, 2000, we had approximately 81 employees, including approximately 64 part time employees.

Legal Proceedings

    As of the date of this prospectus, we were not a party to any material litigation.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

    Our directors, executive officers and key employees are as follows:

Name	Age	Position
William E. Burdick	59	Chairman of the Board, Brewmaster and Director
Steven J. Wagenheim	46	President, Chief Executive Officer and Director
Mitchel I. Wachman	35	Chief Financial Officer, Secretary and Director
Timothy R. Cary*	32	Vice President—Operations
Arthur E. Pew III	66	Director
James G. Gilbertson	38	Director
Bruce H. Senske	45	Director

*
Denotes key employee.

    William E. Burdick, Chairman of the Board, Brewmaster and director, is one of our founders. Mr. Burdick has over 30 years experience in the restaurant, hospitality and brewing industry in both corporate and private ownership positions. Mr. Burdick has been the President and shareholder of Sherlock's Home Restaurant Pub and Brewery since 1989. Sherlock's Home is a nationally and internationally recognized craft brewery whose ales and lagers have been widely acclaimed as the finest in North America. Mr. Burdick is a brewing chemist with a Bachelor's degree in micro biology from Brown University, and a graduate of Harrist-Watt University, Edinburgh, Scotland, with a Master's degree in brewing science. Mr. Burdick's early career began in Great Britain following his formal education as a brewing chemist for the William Younger Brewing Company. After several years of brewing, Mr. Burdick began the design and development phase of his career with the development of pubs for Allied Breweries as they expanded a series of 140 pubs during a four year period in the north of England. Mr. Burdick is a member of the Society of British Brewers, The Royal Society of Brewing Chemist in London as well as a member of the Association of Master Brewers in the USA. Mr. Burdick writes for several brewing publications and lectures widely on brewing, brewing history and brewing science. Mr. Burdick joined International Multifoods Corporation in Minneapolis in 1976 as head of restaurant design and development. Mr. Burdick was responsible for the site selection, design, construction and opening of over 400 restaurants from 1976 to 1988 and included such chains as: Boston Sea Party, T. Butcherblock, and Mr. Donut.

    Steven J. Wagenheim, President, Chief Executive Officer and director, is also one of our founders. Mr. Wagenheim has over 22 years of hospitality industry experience as corporate executive, owner/ operator, manager and consultant for hotels, resorts, individual and multi-unit restaurant operations. Mr. Wagenheim is the Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., which operates a Champps Americana restaurant in New Brighton, Minnesota. Since 1989, Mr. Wagenheim has been involved in the expansion and operations of Champps restaurants. Between 1989 and 1992, Mr. Wagenheim was Chief Operating Officer of Champps Entertainment, Inc. Between 1992 and March 1994, he was the Chief Executive Officer and director of Champps Development Group, Inc., which managed franchised Champps restaurants in Richfield and New Brighton, Minnesota. Between March 1994 and March 1996, he served as President and a director of Americana Dining Corporation ("ADC") which operated Champps restaurants in Minnesota and developed Champps restaurants in Ohio. In April 1996, Mr. Wagenheim sold his interest in ADC to

Daka International, Inc. and formed New Brighton Ventures, Inc. Prior to his association with Champps Entertainment, Mr. Wagenheim was a principal of the Leisure Time Industries practice for the international accounting firm, Laventhol & Horwath. He specialized in the restaurant industry with primary emphasis in the areas of operational management, the creation and implementation of accounting systems, conceptual evaluation, organizational development and productivity management. Mr. Wagenheim received his Bachelor's degree from Michigan State University and an Associate's Degree in Culinary Arts from the Culinary Institute of America.

    Mitchel I. Wachman served as our Vice President—Operations from June 1997 through October 1999, at which time he was appointed our Chief Financial Officer. He was appointed to our board of directors in December 1999 and also serves as our Secretary. Mr. Wachman is a shareholder and General Manager/Secretary of New Brighton Ventures, Inc. Mr. Wachman joined ADC in 1994. Between August 1995 and April 1996, Mr. Wachman was a District Operator for ADC, involved in the development of Champps restaurants in Ohio. Prior to joining ADC, Mr. Wachman was employed by Champps Development Group, Inc. as General Manager of its New Brighton restaurant since 1992. His duties include management development, quality control, profit and loss control and marketing and promotions. Mr. Wachman has been involved in the hospitality industry since 1984 and is a graduate of the Michigan State University School of Hotel, Restaurant Institutional Management.

    Timothy R. Cary, who joined New Brighton Ventures, Inc. in April 1996 and has been our Vice President—Operations since October 1999, oversees operations, store level profit and loss, management recruitment and development, and construction development. From May 1991 to April 1996, Mr. Cary was a management member of ADC. From September 1985 to April 1991, Mr. Cary was employed by Ground Round Inc. as an operations coordinator/new store training coordinator. Mr. Cary has been involved in the restaurant industry for 16 years and is a graduate of the University of Minnesota with a Bachelor's degree in Statistics.

    Arthur E. Pew III became one of our directors in August 1997. Mr. Pew retired from his employment by Burlington Northern Railroad Co. in 1990. Between 1989 until 1994, Mr. Pew owned and operated Champps restaurants in Richfield and New Brighton, Minnesota. Mr. Pew currently is a director of the Pew Charitable Trust Foundation and the Glenmede Trust Company, Philadelphia, PA.

    James G. Gilbertson became one of our directors in November 1999. Mr. Gilbertson has served as Chief Operating Officer since April 1996 and Chief Financial Officer since July 1992 of iNTELEFILM Corporation, an entity engaged in television commercial production. Mr. Gilbertson is also an executive officer of Harmony Holdings, Inc., a corporation which produces television commercials, music videos and related media. From June 1988 to July 1992, he was the Chief Financial Officer of Parker Communications, which operated a group of radio stations. From 1985 to June 1988, Mr. Gilbertson was Controller of the radio division of Palmer Communications. Prior to that, he was a practicing certified public accountant with the firm of Ernst & Young LLP.

    Bruce H. Senske became one of our directors in November 1999. Mr. Senske has been a Vice President at Manchester Companies, a private investment and management consulting firm formed in 1993, since June 1998. Since September 1999, he has also served as Interim Chief Executive Officer of Telident, Inc., an entity which designs, manufactures and markets proprietary hardware and software systems which provide the exact location of a 911 telephone call. Mr. Senske served as President, Chief Executive Officer, Chief Financial Officer and Treasurer of U-Ship, Inc. from January 1993 to June 1998, with the exception of June and July 1997. From 1988 to 1992, Mr. Senske was Vice President of Strategic Marketing and Product Planning at Vocam Systems, Inc., which became a division of the Pitney Bowes Company, a manufacturer of transportation management software systems, in 1990.

    Our officers serve at the discretion of our board of directors. Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified.

Other Business Interests

    Messrs. Burdick, Wagenheim and Wachman have other business interests described above which may result in conflicts of interest. However, Messrs. Burdick and Wagenheim devote their full-time efforts to our business. While Mr. Wachman devotes substantially all of his time to the operation of a Champps restaurant, we do not believe this interferes with his duties to us.

    If you decide to invest in our company, you will only have an investment in the restaurants our company operates. Your investment would be in a company which operates a Granite City Food & Brewery restaurant in St. Cloud, Minnesota, and which plans to open two additional restaurants, one in Sioux Falls, South Dakota, and another in Fargo, North Dakota. You will not become an investor in any other restaurants which members of our management may develop or operate apart from our company.

Board of Directors; Committees

    Our board of directors, which consists of six members, has established two board committees.

    The compensation committee of the board, comprised of Messrs. Pew, Gilbertson and Senske, is responsible for reviewing and establishing the compensation structure for our officers and directors, including salaries, participation in incentive compensation and benefit plans, stock option plans and other forms of compensation, and is responsible for administering our 1997 Stock Option Plan.

    The audit committee of the board, comprised of Messrs. Pew, Gilbertson and Senske, is responsible for recommending to the board our independent auditors, analyzing the reports and recommendations of the auditors and reviewing internal audit procedures and controls.

Limitation of Liability and Indemnification

    Pursuant to provisions of the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation and by-laws that provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors. Our articles of incorporation and by-laws also provide that we will indemnify our directors, officers and employees in the manner and to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

    We entered into employment agreements with William E. Burdick and Steven J. Wagenheim on December 14, 1999. Under the terms of each of the agreements, Messrs. Wagenheim and Burdick each agree to serve in their current offices and capacities for a period of two years. Each agreement contains noncompetition provisions whereby neither Mr. Wagenheim nor Mr. Burdick will acquire any direct or indirect interest in any casual dining or microbrewery business within our markets. The agreement excludes from Mr. Burdick's covenant Sherlock's Home restaurant, the restaurant-microbrewery which he currently operates. We have also agreed to reimburse Messrs. Wagenheim and Burdick for their reasonable and necessary business expenses. The agreement permits them to participate in any fringe benefit programs for which they are eligible. We have agreed with Messrs. Wagenheim and Burdick that no compensation will be paid to them through the year 2000, and that beginning in 2001, they will receive compensation to be established by the board of directors. If the compensation levels we establish for Mr. Wagenheim or Mr. Burdick are not acceptable to them, we have agreed that their compensation levels shall be established by mediation or binding arbitration. As further consideration for these employment agreements, we have granted nonstatutory stock options to Messrs. Wagenheim and Burdick.

Director Compensation

    Our directors are reimbursed for certain reasonable expenses incurred in attending board meetings. Directors who are also our employees receive no renumeration for services as members of the board or any board committee. Under our 1997 Director Stock Option Plan, directors who are not employed by us are entitled to receive annual grants of stock options.

Executive Compensation

    No compensation was paid to any of our executive officers from our inception through March 26, 2000. We have agreed with Messrs. Wagenheim and Burdick that no compensation will be paid to them through the year 2000. Compensation payable to our current executive officers after 2000 will be determined by our board.

    No stock options or stock appreciation rights were granted to, or exercised by, any of our executive officers during 1997 or 1998. No stock options or stock appreciation rights were held by any of our executive officers as of the end of 1997 or 1998. During 1999, we granted nonstatutory stock options to Messrs. Wagenheim and Burdick for the purchase by each of them of 20,000 shares of our common stock at an exercise price of $4.00 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On July 29, 1997, we issued to Brewing Ventures LLC 850,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock in exchange for Brewing Ventures' contribution of its restaurant concept and all proprietary data, know-how, business plans, and research and development in connection therewith. On August 13, 1997, Brewing Ventures made a capital contribution to us in the amount of $200,000. Concurrent with this offering, Brewing Ventures will tender 187,500 of its shares to us in payment of the exercise price of its warrant to purchase 1,000,000 shares. As a result, Brewing Ventures then will own 1,662,500 shares, or 44%, of our common stock. Our directors, officers or key employees who are members of Brewing Ventures are William E. Burdick, Steven J. Wagenheim, Mitchel I. Wachman, Timothy R. Cary and Arthur E. Pew III. The members of Brewing Ventures are the promoters of our company.

    In August 1997, we entered into a management agreement with Brewing Ventures. Pursuant to the management agreement, Brewing Ventures consulted with us regarding the development and execution of our restaurant concept. The fee under the management contract was paid at the rate of $25,000 per year. This amount has accrued from September 1997 through June 1999 and will be paid following this offering from our income from operations. We agreed with Brewing Ventures to terminate the management agreement effective June 30, 1999.

    Certain members of Brewing Ventures also have employment agreements with us. You should review Management—Employment Agreements for more information about such agreements.

    Messrs. Wagenheim and Burdick have personally guaranteed the lease on our initial restaurant in St. Cloud, Minnesota, and expect to personally guarantee the leases on our next two restaurants. They are under no obligation to personally guarantee any of our future obligations.

    From our inception through December 26, 1999, New Brighton Ventures, Inc., the entity through which Messrs. Wagenheim and Wachman own a Champps restaurant in New Brighton, Minnesota, incurred expenses on our behalf and charged us for personnel loaned to us to assist us in the development of our concept and menu, in an amount aggregating approximately $96,000. We believe that the amount paid by us equates to the approximate cost of the provision of such services.

    In February 2000, we issued a promissory note to New Brighton Ventures in the principal amount of $152,500. Such note matures in August 2000 and bears interest at the rate of 8% per year. We used the funds we obtained from New Brighton Ventures to purchase a liquor license in Sioux Falls, South Dakota. We also received a $25,000 advance from New Brighton Ventures which we have paid to our underwriter in connection with this offering. We intend to repay our indebtedness to New Brighton Ventures with a portion of the net proceeds of this offering.

    The terms of each of the transactions described above were established by the founders of our company without independent valuation of our restaurant concept or of the services provided to us. We believe, however, that the transactions were effected on terms no less favorable to us than those that could have been realized in arm's length transactions with unaffiliated parties.

    Before November 26, 1999, we did not have any independent, disinterested directors. Following their appointment, our independent, disinterested directors approved (a) our acceptance of shares from Brewing Ventures in payment of the exercise price of its warrant, (b) the termination of our management agreement with Brewing Ventures, (c) our employment agreements with certain members of Brewing Ventures, and (d) our issuance of a promissory note to New Brighton Ventures. If we propose to enter into any future material transactions or loans with affiliates, we first will obtain the approval of a majority of our independent, disinterested directors.

    William E. Burdick, Steven J. Wagenheim and Mitchel I. Wachman, executive officers and directors of our company, Arthur E. Pew III and Bruce H. Senske, directors of our company, and Otto G. Bonestroo, an owner of more than 5% of our common stock, have advised us that they propose to purchase an aggregate of approximately 265,000 of the units being sold in this offering.

PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information known to us regarding beneficial ownership of our common stock on a pro forma basis as of March 26, 2000, and as adjusted to reflect the sale of shares offered hereby, by (1) each person known to us to beneficially own more than 5% of our common stock, (2) each director, and (3) all current executive officers and directors as a group. Unless otherwise indicated, the address for each listed shareholder is c/o Founders Food & Firkins Ltd., 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416.

		Percent Beneficially Owned (1) (2)
	Number of Shares Beneficially Owned (1)
Name and Address of Beneficial Owner (1)		Before Offering	After Offering
Brewing Ventures LLC	1,662,500	59.8%	44.0%
William E. Burdick (3)(4)	*	*	*
Steven J. Wagenheim (3)(4)	*	*	*
Mitchel I. Wachman (3)(4)	*	*	*
Arthur E. Pew III (3)(4)(5)	15,000	*	*
James G. Gilbertson	0	0	0
Bruce H. Senske (4)	0	0	0
Bruce J. Barnett 5805 Jonquil Lane Plymouth, Minnesota 55442	250,000	9.0	6.6
Otto G. Bonestroo (4) 175 Lakeland Shores Lakeland Shores, Minnesota 55043	200,000	7.2	5.3
All directors and executive officers as a group (6 persons) (6)	1,677,500	60.0%	44.2%

*
Upon the effectiveness of this offering, Brewing Ventures LLC, a Minnesota limited liability company, will be the direct owner of 1,662,500 shares. Messrs. Burdick, Wagenheim, Wachman and Pew are members of Brewing Ventures and collectively own 87% of its membership interests. As such, they may be deemed to be the indirect beneficial owners of such securities. Substantially all of the shares beneficially owned by Brewing Ventures LLC and Messrs. Burdick, Wagenheim, Wachman and Pew are subject to an escrow agreement with the Commissioner of Commerce for the State of Minnesota. The depositors have entered into the escrow agreement as a condition of registration of this offering. The term of escrow runs for a period of three years from the effectiveness of this offering, unless at an earlier date we demonstrate annual net earnings for any two consecutive years after the effectiveness of this offering of at least 5%.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of March 26, 2000.
(2)
Percentage of beneficial ownership is based on 2,782,000 shares outstanding on a pro forma basis as of March 26, 2000, and 3,782,000 shares to be outstanding after the closing of this offering. Shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person.
(3)
Excludes shares held by Brewing Ventures LLC.
(4)
Excludes any shares purchased in connection with this offering. You should review Certain Transactions for more information about proposed purchases of units by affiliates of our company.
(5)
Includes 15,000 shares purchasable pursuant to the exercise of options.
(6)
Includes shares held by Brewing Ventures LLC.

DESCRIPTION OF SECURITIES

    Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Units

    Each unit offered hereby consists of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant becomes exercisable and may be transferred separately from the common stock commencing 425 days after the effectiveness of this offering. Each Class A Warrant entitles the holder to purchase, at any time until five years following the effectiveness of this offering, one share of common stock at an exercise price of $5.00 per share, subject to customary antidilution adjustments. We may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, on 20 days written notice, provided that the closing bid price of common stock exceeds $6.25 per share, subject to customary antidilution adjustments, for any 45 consecutive trading days. Of the unit offering price ($4.125), we have allocated $0.125 to each Class A Warrant.

Common Stock

    As of March 26, 2000, there were 1,969,500 shares of common stock issued and outstanding. On a pro forma basis as of March 26, 2000, after giving effect to the exercise of warrants to purchase 1,000,000 shares of common stock upon the effectiveness of this offering, there were 2,782,000 shares of common stock issued and outstanding. On such pro forma basis as of March 26, 2000, as adjusted to reflect the sale of the units offered hereby, there were 3,782,000 shares of common stock issued and outstanding.

    All outstanding shares of common stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of any future series of preferred stock which may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation, dissolution or winding up of our company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Undesignated Preferred Stock

    At present, no shares of preferred stock are issued or have been authorized or designated by the board of directors for issuance. Under governing Minnesota law and our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock. The board of directors is empowered to establish, and to designate the name of, each class or series of the shares of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights and preferences and other rights. Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights and preferences and other rights, that could adversely affect the voting power and other rights of holders of the common stock.

    The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue such shares as a dividend to holders of common stock or place such shares privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock. We have no current plans to issue preferred stock and we will not issue preferred stock unless such issuance is approved by a majority of our independent, disinterested directors.

Stock Options

    We have reserved 400,000 shares of common stock for the grant of stock options under our 1997 Stock Option Plan. As of March 26, 2000, we had granted nonstatutory stock options to Messrs. Wagenheim and Burdick for the purchase by each of them of 20,000 shares of our common stock, one-half of which becomes exercisable commencing November 15, 2000, and the remainder of which becomes exercisable commencing November 15, 2001. The options are exercisable at $4.00 per share and have a five-year term. The options are granted subject to and in accordance with the terms and provisions of our 1997 Stock Option Plan.

Director Stock Options

    We have reserved 250,000 shares of common stock for the grant of non-statutory stock options to non-employee directors under our 1997 Director Stock Option Plan. Pursuant to this plan, we automatically grant an initial option for the purchase of 10,000 shares to each outside director and thereafter grant stock options annually for the purchase of 5,000 shares. The maximum number of shares with respect to which options may be granted to any single director under this plan is 25,000 shares. The initial stock option grant of 10,000 shares to an outside director is subject to the requirement that such director serve for at least one year and such option is not exercisable until such date. Each option is granted at fair market value on the date of grant, becomes exercisable one year after the date of grant and expires five years after the date of grant. In November 1999, our board of directors amended and restated the plan, subject to shareholder approval, to provide for initial and annual option grants to each non-employee director of 15,000 shares and to eliminate the ceiling on the number of shares with respect to which options may be granted to any single director under the plan.

    As of March 26, 2000, options under the plan for the purchase of (a) 15,000 shares at an exercise price of $1.00 per share and 5,000 shares at an exercise price of $1.25 per share had been granted to Arthur E. Pew III, (b) 15,000 shares at an exercise price of $4.00 per share had been granted to James G. Gilbertson and (c) 15,000 shares at an exercise price of $4.00 per share had been granted to Bruce H. Senske. Of such securities, options held by Mr. Pew for the purchase of 15,000 shares at an exercise price of $1.00 per share were exercisable at March 26, 2000.

Outstanding Warrants

    We issued to Brewing Ventures LLC a ten-year warrant for the purchase of 1,000,000 shares of common stock exercisable at $0.75 per share at the rate of 200,000 shares upon the establishment and opening of our initial restaurant, and 200,000 shares upon the opening of each restaurant thereafter, up to a total of three new stores, or 600,000 shares. The warrant may also be exercised in full, or as to the unexercised balance thereof, upon either the effectiveness of an initial public offering of our debt or equity securities, or in the event of a merger, exchange or sale of substantially all of our assets or securities. Upon the effectiveness of this offering, Brewing Ventures plans to use 187,500 of its shares in payment of the exercise price of its warrant to purchase 1,000,000 shares. As a result, Brewing Ventures then will own 1,662,500 shares of our common stock.

    As part of the agreement for the development of our initial restaurant in St. Cloud, Minnesota, we issued to the partners of the developer, St. Cloud Investments, L.L.P., a three-year warrant for the purchase of 45,000 shares of common stock exercisable at $1.25 per share. None of the recipients of such warrant is affiliated with our company as a shareholder or otherwise. No affiliation or relationship exists between us and St. Cloud Investments.

    We issued a warrant to Equity Securities Investments, Inc., our selling agent in connection with an earlier private placement, for the purchase of 111,950 shares of common stock at an exercise price of $1.00 per share.

    Contingent upon the sale of the units offered hereby, we have agreed to issue R.J. Steichen & Company a warrant for the purchase of 100,000 units at an exercise price of $4.95 per unit.

    Each outstanding warrant contains customary anti-dilution provisions, together with certain incidental and demand rights to require us to register the shares underlying the warrants with the SEC at our expense.

Class A Warrants

    The Class A Warrants included as part of the units being offered hereby will be issued under and governed by the provisions of a warrant agreement between our company and Norwest Bank Minnesota, National Association, as warrant agent. The following summary of the warrant agreement is not complete and is qualified in its entirety by reference to the warrant agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

    The shares of common stock and the Class A Warrants offered as part of the units become detachable, and may be transferred separately, commencing 425 days after the effectiveness of this offering. Each Class A Warrant entitles the holder thereof to purchase one share of common stock commencing 425 days after the effectiveness of this offering until five years following the effectiveness of this offering, subject to earlier redemption, provided that at such time (a) a current prospectus relating to the shares of common stock issuable upon exercise of the Class A Warrants is in effect and (b) the issuance of such shares is qualified for sale or exempt from qualification under applicable state securities laws. Each Class A Warrant is exercisable at a price of $5.00 per share, subject to customary antidilution adjustments.

    We may redeem the Class A Warrants once they become exercisable, on not less than 20 days notice, at a price of $0.01 per warrant, at any time following a period of 45 consecutive trading days during which the per share closing bid price of the common stock exceeds $6.25, subject to customary antidilution adjustments. For this purpose, the closing bid price of the common stock shall be as reported by the Nasdaq SmallCap Market or the Nasdaq National Market. Warrantholders will automatically forfeit all rights thereunder, except the right to receive the $0.01 redemption price per warrant, unless they exercise the Class A Warrants before they are redeemed.

    Warrantholders are not entitled to vote, receive dividends or exercise any of the rights of holders of the shares of common stock for any purpose. The Class A Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the warrant agent. There is no established market for the Class A Warrants and we cannot assure you that any such market will develop.

    The warrant agreement provides for adjustment of the exercise price and the number of shares purchasable upon exercise to protect the warrantholders against dilution in certain events, including dividends, stock splits, reclassification and any combination of common stock, or the merger, consolidation or disposition of substantially all of the assets of our company.

    The Class A Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date, or earlier redemption date, at the office of the warrant agent, with the purchase form on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price, by certified or cashier's check payable to the order of our company, for the number of Class A Warrants being exercised.

Certain Limited Liability, Indemnification and Anti-Takeover Provisions under Minnesota Law

    Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Minnesota law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for (a) any breach of the director's duty of loyalty to our company or our shareholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, our articles of incorporation or by-laws, or any agreement to which our company is a party, (d) violations of Minnesota securities laws, (e) any transaction from which the director derives an improper personal benefit or (f) any act or omission occurring prior to the effective date of the provision in our articles of incorporation eliminating or limiting liability. This provision generally will not limit liability under state or federal securities laws.

    Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity, as defined, of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made to that section for a complete statement of such indemnification rights.

    Our articles of incorporation provide that we will indemnify, and may in the discretion of the board of directors insure, directors, officers and employees of our company in the manner and to the fullest extent permitted by law. Our by-laws provide that each director and officer, past or present, of our company, and each person who serves or may have served at the request of our company as a director, officer, employee or agent of another corporation or employee benefit plan, and their respective heirs, administrators and executors, will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Certain provisions of Minnesota Law, described below, could delay, defer or prevent a change in control of our company and could have the effect of making it more difficult to acquire our company or remove incumbent management. We are governed by the provisions of Section 302A.671 and 302A.673 of the Minnesota Business Corporation Act because we are an "issuing public corporation" which has 50 or more shareholders. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the interested shareholder's acquisition of shares is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock, or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act could, under some circumstances, deny our shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our stock.

    In the event of certain tender offers for stock of our company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offer or from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The section does not apply if a committee of the board of directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

    Anti-takeover provisions of our articles of incorporation, by-laws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above our then current stock price. These provisions may also inhibit increases in our stock price that could result from takeover attempts. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of preferred stock could adversely affect the voting power of your shares. These provisions could also have the effect of delaying, deterring or preventing a change in control. No other anti-takeover provisions are currently contemplated by management.

Warrant Agent, Transfer Agent and Registrar

    Norwest Bank Minnesota, National Association has been appointed as the warrant agent for the Class A Warrants and the transfer agent and registrar for our units and common stock. As of March 26, 2000, we had 57 shareholders of record.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of this offering, we will have 3,782,000 shares of common stock outstanding. Of this amount, the 1,000,000 shares sold hereby will be freely tradable without restriction under the Securities Act, unless purchased by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act. The remaining 2,782,000 shares are "restricted shares," as that term is defined in Rule 144. Of these shares:

  •
  1,119,500 would be eligible for immediate sale in any public market that may develop, subject to the limitations of Rule 144(k)

  •
  the remaining 1,662,500 would be eligible for sale in any public market that may develop one year after the date of this prospectus, subject to the limitations of Rule 144, Rule 144(k) or Rule 701 pursuant to Rule 144

    Of the 2,782,000 restricted shares, holders of an aggregate of 1,662,500 shares have entered into lock-up agreements under which they have agreed that they will not, without the prior written consent of R.J. Steichen & Company, offer, sell or otherwise dispose of, any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during a specified period of time following the date of this prospectus. Brewing Ventures LLC and all of our executive officers and directors have entered into one-year lock-up agreements. R.J. Steichen & Company may, in its sole discretion at any time without notice, release any portion of the shares subject to such agreements during the applicable lock-up period.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year, within any three-month period commencing 90 days after the date of this prospectus, may sell a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which would be 37,820 shares immediately after this offering, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon the exercise of options granted prior to the effective date of this offering are entitled to sell the shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

    The shares of common stock and the Class A Warrants offered as part of the units become detachable, and may be transferred separately, commencing 425 days after the effectiveness of this offering. No public trading market will exist for such securities prior to such time and an active trading market may not develop for such securities subsequent to such time.

    We intend to file a registration statement on Form S-8 covering all shares of common stock issuable upon exercise of stock options we may grant pursuant to our stock option plans. Upon this registration, an additional 650,000 shares of common stock will be eligible for sale in the public market.

As of March 26, 2000, we had outstanding options to purchase 90,000 shares of common stock under our stock option plans.

    Pursuant to Minnesota law, we have entered into an agreement under which certain securities held by our officers, directors and 10% shareholders will be held in escrow. The agreement provides that the escrowed securities will be held for a period of three years, unless we meet certain net earnings requirements prior to the expiration of the three-year period.

    Prior to the offering, there has been no market for our securities, and we cannot predict the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of our stock in the public market following this offering, or the perception that sales may occur, could adversely affect the prevailing market price of our securities and our ability to raise capital through a future equity offerings.

UNDERWRITING

    Subject to the terms and conditions of our underwriting agreement with our underwriter, R.J. Steichen & Company has agreed to purchase from us, and we have agreed to sell to R.J. Steichen & Company, 1,000,000 units. The underwriting agreement provides that the obligations of the underwriter are subject to approval of legal matters by counsel and to various other conditions. The nature of the underwriter's obligations are such that it is committed to purchase and pay for all of the units if any are purchased.

    The underwriter proposes to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. After the public offering, the initial offering price and other selling terms may be changed by the underwriter. The underwriter has advised us that it does not intend to confirm sales of units to any accounts over which it exercises discretionary authority. We have granted the underwriter a 45-day over-allotment option to purchase up to an aggregate of 150,000 additional units exercisable at the public offering price less the underwriting discount. The underwriter may exercise such option only to cover over-allotments made in connection with the sale of the units offered. If the over-allotment option is exercised in full, the total offering price, underwriting discounts and commissions and total proceeds before expenses would be $4,743,750, $474,375 and $4,269,375, respectively.

    Brewing Ventures LLC has agreed that it will not sell, grant any option for the sale of, or otherwise dispose of any of our equity securities (or any securities convertible into or exercisable or exchangeable for our equity securities), for a period of one year after the date of this prospectus without the prior written consent of the underwriter. Our executive officers and directors have also agreed to be subject to the same restrictions for a period of one year.

    We and the underwriter have agreed to indemnify each other (including officers, directors and control persons of each other) against certain liabilities, losses and expenses, including liabilities under federal and state securities laws, and we have agreed to contribute to payments that the underwriter may be required to make in respect any of those liabilities, losses or expenses. Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    The following table summarizes the compensation and expenses we will pay.

	Per Unit		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$.41250	$.41250	$412,500	$474,375
Expenses payable by us	$.12375	$.12375	$123,750	$142,313

    Upon the completion of this offering, we will grant the underwriter a three-year right of first refusal to participate (a) as the exclusive agent for any private financing or business combination transaction where an agent is engaged, and (b) as the sole or lead managing underwriter in any public offering of our securities.

    We have applied to have our units listed on the Nasdaq SmallCap Market under the symbol "GCFBU." We will apply to have our common stock and our Class A Warrants listed on the Nasdaq SmallCap Market, before the units become separable, under the symbols "GCFB" and "GCFBW."

    Prior to this offering, there has been no public market for our securities. The initial public offering price has been arbitrarily determined by negotiation between us and the underwriter and bears no relation to our current net earnings, book value, net worth or finacial statement criteria of value. You may not be able to resell the securities you buy at or above the initial public offering price.

    The underwriter may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

    We have agreed to sell the underwriter for $100 a five-year warrant to purchase up to 100,000 units exercisable at $4.95 per unit (120% of the public offering price). The underwriter's warrant may be exercised commencing one year after the effectiveness of this offering. The exercise price and the number of units may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions. The underwriter's warrant will also provide a cashless exercise provision and incidental and demand rights which will require us to register the shares underlying the warrant with the SEC at our expense. The warrant will not be exercisable for a period of one year from the date of this prospectus. The warrant will be restricted from sale, transfer, assignment or hypothecation, except to persons who are both officers and shareholders of the underwriter.

    We have agreed to pay the underwriter a non-accountable expense allowance equal to 3% of the aggregate offering price of the units or $123,750 ($142,313 if the underwriter's over-allotment option is exercised in full). Of such amount, we had paid $25,000 to our underwriter as of the date of this prospectus.

    Of the 1,000,000 units being sold in this offering, certain affiliates of our company have advised us and the underwriter that they propose to purchase an aggregate of approximately 265,000 units. You should review Certain Transactions for more information about proposed purchases of units by affiliates of our company.

LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for us by Briggs and Morgan, Professional Association, Minneapolis, Minnesota. Certain legal matters relating to the sale of the shares offered hereby will be passed upon for the underwriter by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.

EXPERTS

    The financial statements as of and for the periods ended December 31, 1998 and December 26, 1999, included herein have been audited by Schechter, Dokken, Kanter, Andrews & Selcer Ltd., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the shares offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

    You may read and copy any materials we file with the SEC, including the registration statement, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our registration statement and all exhibits and amendments to our registration statement, at http://www.sec.gov.

    As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Schechter, Dokken, Kanter, Andrews & Selcer Ltd., Independent Auditors	F-2
Balance Sheets as of December 31, 1998 and December 26, 1999 and March 26, 2000 (unaudited)	F-3
Statements of Operations for the years ended December 31, 1998 and December 26, 1999 and the three months ended March 28, 1999 and March 26, 2000 (unaudited)	F-4
Statements of Shareholders' Equity for the years ended December 31, 1998 and December 26, 1999 and the three months ended March 26, 2000 (unaudited)	F-5
Statements of Cash Flows for the years ended December 31, 1998 and December 26, 1999 and the three months ended March 28, 1999 and March 26, 2000 (unaudited)	F-6
Notes to Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

Board of Directors
Founders Food & Firkins Ltd.
St. Louis Park, Minnesota

    We have audited the accompanying balance sheets of Founders Food & Firkins Ltd. as of December 31, 1998 and December 26, 1999, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998 and December 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the 1998 and 1999 financial statements referred to above present fairly, in all material respects, the financial position of Founders Food & Firkins Ltd. as of December 31, 1998 and December 26, 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Schechter Dokken Kanter Andrews & Selcer Ltd.

February 11, 2000
Minneapolis, Minnesota

FOUNDERS FOOD & FIRKINS LTD.

BALANCE SHEETS

	December 31, 1998	December 26, 1999	March 26, 2000
			(Unaudited)
Assets:
Current assets:
Cash	$1,090,218	$107,673	$37,733
Inventory		36,032	32,345
Prepaids and other	2,850	28,215	25,064
Income taxes receivable		5,371	5,371

Total current assets	1,093,068	177,291	100,513

Property and equipment, net	77,393	3,276,799	3,240,421
License		10,000	162,665
Other	5,475	15,882	15,664
Deferred offering costs		114,674	155,674
Deferred tax benefit	28,171

Total assets	$1,204,107	$3,594,646	$3,674,937

Liabilities and shareholders' equity:
Current liabilities:
Accounts payable	$16,009	$269,524	$300,479
Accrued expenses		175,257	152,620
Due to related parties	64,421	82,001	231,713
Capital lease obligations, current portion		108,882	109,717
Income taxes payable	13,522

Total current liabilities	93,952	635,664	794,529

Capital lease obligations, net of current portion		2,132,826	2,103,523

Shareholders' equity:
Common stock, $.01 par value, 90,000,000 shares authorized; 1,969,500 shares issued at December 31, 1998, December 26, 1999 and March 26, 2000	19,695	19,695	19,695
Additional paid-in capital	1,128,579	1,160,886	1,160,886
Accumulated deficit	(38,119)	(354,425)	(403,696)

	1,110,155	826,156	776,885

Total liabilities and shareholders' equity	$1,204,107	$3,594,646	$3,674,937

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF OPERATIONS

	Year ended		Three months ended
	December 31, 1998	December 26, 1999	March 28, 1999	March 26, 2000
			(Unaudited)	(Unaudited)
Restaurant revenues		$1,984,525		$893,245

Restaurant costs:
Food and beverage		580,528		265,316
Labor, direct and occupancy		1,144,303		486,985
Depreciation		113,727		59,558

Total restaurant costs		1,838,558		811,859

Income from restaurant operations		145,967		81,386
Pre-opening costs	$51,111	196,703	$8,165	4,351
General and administrative	25,000	140,069	6,250	77,874

Operating loss	(76,111)	(190,805)	(14,415)	(839)
Net interest (expense) income	58,154	(97,690)	11,920	(48,432)

Loss before taxes	(17,957)	(288,495)	(2,495)	(49,271)
Income tax (expense) benefit	4,046	(27,811)	873

Net loss	$(13,911)	$(316,306)	(1,622)	$(49,271)

Loss per common share— basic and diluted	$(.01)	$(.16)	$(.00)	$(.03)

Weighted average number of common shares basic and diluted	1,967,753	1,969,500	1,969,500	1,969,500

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Total
Balance on January 1, 1998	1,957,000	$19,570	$1,117,779	$(24,208)	$1,113,141
Issuance of stock through completion of private placement on February 20, 1998 ($1.00 per share), net	12,500	125	10,800		10,925
Net loss				(13,911)	(13,911)

Balance on December 31, 1998	1,969,500	19,695	1,128,579	(38,119)	1,110,155
Issuance of common stock options			32,307		32,307
Net loss				(316,306)	(316,306)

Balance on December 26, 1999	1,969,500	19,695	1,160,886	(354,425)	826,156
Net loss (unaudited)				(49,271)	(49,271)

Balance on March 26, 2000 (unaudited)	1,969,500	$19,695	$1,160,886	$(403,696)	$776,885

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF CASH FLOWS

	Year ended		Three months ended
	December 31, 1998	December 26, 1999	March 28, 1999	March 26, 2000
			(Unaudited)	(Unaudited)
Cash flows from operating activities, net loss	$(13,911)	$(316,306)	$(1,622)	$(49,271)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		113,727		59,558
Deferred income taxes	(17,568)	28,171	(3,654)
Issuance of common stock options for services		32,307
Change in assets and liabilities:
Decrease (increase) in:
Inventory		(36,032)		3,687
Prepaids and other	(2,850)	(25,365)		3,151
Other	(5,475)	(10,779)	(629)
Income taxes receivable		(5,371)
Increase (decrease) in:
Accounts payable	(18,535)	253,515	(9,566)	30,955
Accrued expenses		175,257		(22,637)
Income taxes payable	10,285	(13,522)	(5,219)

Net cash provided by (used in) operating activities	(48,054)	195,602	(20,690)	25,443

Cash flows from investing activities:
Purchase of:
Property and equipment	(77,393)	(1,298,831)	(271,664)	(22,962)
Liquor license		(10,000)		(152,665)

Net cash used in investing activities	(77,393)	(1,308,831)	(271,664)	(175,627)

Cash flows from financing activities:
Net proceeds from issuance of common stock	10,925
Deferred offering costs		(114,674)		(41,000)
Proceeds from capital lease		750,000
Due to related parties	28,088	17,580	(11,870)	149,712
Payments on:
Note payable		(455,471)
Capital lease obligations		(66,751)		(28,468)

Net cash provided by (used in) financing activities	39,013	130,684	(11,870)	80,244

Net decrease in cash	(86,434)	(982,545)	(304,224)	(69,940)
Cash, beginning	1,176,652	1,090,218	1,090,218	107,673

Cash, ending	$1,090,218	$107,673	$785,994	$37,733

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$3,237	$18,533	$8,000

Interest		$103,598		$56,971

Supplemental schedule of non-cash investing and financing activities:
Building acquired under capital lease obligation		$1,558,459

Equipment and furniture acquired through issuance of note payable		$455,471

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and December 26, 1999
(Including Data Applicable to Unaudited Periods)

1. Nature of business:

    Founders Food & Firkins Ltd. (the Company) was formed to develop and operate casual dining restaurants featuring on-premise breweries. The Company is developing these restaurant-breweries in selected markets throughout the United States. The theme is casual dining with a wide variety of menu items that are prepared fresh daily, combined with freshly brewed hand-crafted beers made on-premise. The Company used the proceeds from a private placement offering to develop its first facility in St. Cloud, Minnesota. The Company was a development stage company from June 26, 1997 (inception), until the first restaurant opened in June 1999. The first facility, known as the Granite City Food & Brewery, includes a full-service 250-seat restaurant and bar area. The Company also intends to explore off-premise sales of its hand-crafted beers through the supervised use of contract brewers.

    The Company's current expansion strategy focuses on development of restaurants in small metropolitan and regional markets, referred to as second tier markets.

2. Summary of significant accounting policies:

Interim financial statements:

  The balance sheet as of March 26, 2000, and the related statements of operations, shareholders' equity and cash flows for the three month periods ended March 26, 2000 and March 28, 1999 are unaudited. However, in the opinion of the management these interim financial statements include all adjustments (consisting only of normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited three month period ended March 26, 2000, are not necessarily indicative of the results which may be expected for the entire 2000 fiscal year.

Cash:

  The Company maintains its cash at a financial institution in Minnesota. At times, the bank balance exceeds limits insured by Federal agencies.

Inventory:

  Inventory, consisting of food, beverages, and retail items, is stated at the lower of cost or market and determined using the first-in, first-out (FIFO) method.

Property and equipment:

  The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the length of the related lease. Depreciation is computed on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets acquired under capital lease are included in depreciation expense.

  The estimated useful lives are as follows:

Computer software	3 years
Furniture and equipment	8 years
Building and leasehold improvements	20 years

Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

  At December 31, 1998 and December 26, 1999 and March 26, 2000, the fair value of cash, inventory and accounts payable approximate their carrying value due to the short-term nature of the instrument. The fair value of the capital lease obligations is estimated at its carrying value based upon current rates available to the Company.

Earnings (loss) per share:

  Basic earnings per common share are based on the weighted average number of common shares outstanding in each year. Diluted earnings per common share assume that outstanding common shares were increased by shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds.

  Stock options and warrants of 100,000 at December 31, 1998, 122,000 at March 28, 1999, 227,000 at December 26, 1999 and 382,000 at March 26, 2000 were not used in the calculation of diluted earnings (loss) per share because they were anti-dilative.

Advertising costs:

  Advertising costs are expensed as incurred. Total amounts incurred during the year ended December 26, 1999 and the three months ended March 26, 2000 were $20,500 and $12,000, respectively.

Stock compensation:

  The Company accounts for its stock-based compensation awards to employees under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and will disclose the required pro forma effect on net loss as recommended by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

Fiscal year:

  The Company changed its fiscal year-end from December 31 to the last Sunday in December, beginning with the fiscal year ended December 26, 1999.

Reclassifications:

  Certain reclassifications have been made to the 1998 and 1999 financial statements in order for them to conform to the presentation for the three months ended March 26, 2000.

3. Related parties:

    From June 26, 1997 through March 26, 2000, New Brighton Ventures, Inc., incurred expenses on behalf of the Company totaling approximately $246,000. At December 31, 1998, December 26, 1999, and March 26, 2000, amounts due to New Brighton Ventures were $31,795, $41,374 and $191,086, respectively. New Brighton Ventures is an entity controlled by certain owners of Brewing Ventures LLC, a principal shareholder of the Company. Of the total amount due at March 26, 2000, $152,500 is subject to the terms of a promissory note maturing in August of 2000 and bears interest at a rate of 8% per year. The remainder is due on demand and bears no interest.

    The Company has a Management Agreement with Brewing Ventures LLC to provide consulting services for the development and execution of the Company's restaurant and microbrewery concept. The management fee under the contract is $25,000 per annum. The Management Agreement was terminated by Brewing Ventures effective with the opening of the first restaurant. Due to related parties includes $33,333, $40,627 and $40,627 at December 31, 1998, December 26, 1999 and March 26, 2000, respectively, for the management fees. These amounts are due on demand and bear no interest.

4. Property and equipment:

	December 31, 1998	December 26, 1999	March 26, 2000
			(Unaudited)
Building		$1,558,459	$1,558,459
Leasehold improvements	$77,393	885,588	907,388
Equipment and furniture		946,107	947,269

	77,393	3,390,154	3,413,116
Less accumulated depreciation		113,355	172,695

	$77,393	$3,276,799	$3,240,421

    Included in leasehold improvements at December 26, 1999 and March 26, 2000 were $47,731 and $69,531, respectively, of architecture fees relating to the development of a restaurant site in Sioux Falls, South Dakota. As of March 26, 2000, no depreciation has been taken on those leasehold improvements.

5. Leases:

    The Company leases land and building under an agreement expiring in 2019 plus renewable options for additional periods, and also leases improvements under a seven-year agreement. The land portion of the agreement is classified as an operating lease. The building and improvements agreements are capital leases. Two executive officers who are also members of the Board of Directors of the

Company have personally guaranteed these leases. Included in property and equipment are the following assets held under capital leases:

	December 26, 1999	March 26, 2000
		(Unaudited)
Building	$1,558,459	$1,558,459
Leasehold improvements	750,000	750,000

	2,308,459	2,308,459
Less accumulated depreciation	57,711	86,567

	$2,250,748	$2,221,892

    The Company has also entered into operating leases expiring through 2004 for various equipment items. Rental expense for the year ended December 26, 1999 and the three months ended March 26, 2000 was $37,138 and $18,789, respectively.

    Minimum future lease payments under all leases as of March 26, 2000 (unaudited) are:

Year ended	Capital lease	Operating lease
2000	$207,641	$56,368
2001	293,079	75,157
2002	293,079	74,897
2003	293,079	74,677
2004	295,724	74,631
Thereafter	2,549,885	1,148,209

Total minimum lease payments	3,932,487	$1,503,939

Less amount representing interest	1,719,247

Present value of net minimum lease payments	$2,213,240

    The interest rate on the land and building lease is 7.75% and is adjusted every five years based on a premium above the five year average Treasury rate. The improvements lease includes interest at 9.7% with the rate being adjusted after five years to prime plus 2%. Total minimum lease payments do not include contingent rentals that are due under the building lease equal to seven percent of gross sales in excess of $3,200,000 in each lease year.

6. Income taxes:

    The income tax provision consists of the following:

	Year ended		Three months ended
	December 31, 1998	December 26, 1999	March 28, 1999	March 26, 2000
			(Unaudited)	(Unaudited)
Current income taxes:
Federal	$(7,901)		$(1,613)
State	(5,621)	$360	(1,168)

	(13,522)	360	(2,781)

Deferred income taxes:
Federal	10,194	34,751	2,119	$6,667
State	7,374	25,243	1,535	4,828

	17,568	59,994	3,654	11,495

Valuation allowance		(88,165)		(11,495)

Income tax (expense) benefit	$4,046	$(27,811)	$873	$0

    Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of organizational costs and pre-opening costs for financial reporting purposes over the amount for tax purposes and net operating loss carryforwards. Temporary differences giving rise to the deferred tax liability consist primarily of the excess of depreciation expense for tax purposes over the amount for financial reporting purposes.

    At December 26, 1999 and March 26, 2000, for income tax return purposes, the Company has net operating loss carryforwards of approximately $132,000 and $208,000, respectively, available to offset future taxable income. If not used, these carryforwards will begin to expire in 2014.

    The components of deferred tax assets and liabilities are as follows:

	December 31, 1998	December 26, 1999	March 26, 2000
			(Unaudited)
Net deferred tax asset:
Tax effects of future temporary differences related to:
Pre-opening costs	$28,171	$69,407	$66,567
Depreciation		(12,020)	(15,402)

Net tax effects of future differences	28,171	57,387	51,165
Tax effect of net operating loss carryforwards		30,778	48,495

Tax effect of future temporary differences and carryforwards	28,171	88,165	99,660
Less net deferred tax asset valuation allowance		(88,165)	(99,660)

Net deferred tax asset	$28,171	$0	$0

    The valuation allowance was recorded to reflect the estimated amount of deferred tax assets which may not be realized in future years.

7. Commitments:

Employment agreements:

  On December 14, 1999, the Company entered into employment agreements with two officers, both of whom are directors of the Company. The agreements state that no monetary compensation will be received by the officers during fiscal year 2000, and that salaries will be established at the beginning of 2001. The agreements include change in control provisions that would entitle each of the officers to receive severance pay equal to 18 months of salary if there is a change in control in the Company and employment terminates. The maximum contingent liability under these agreements is not determinable as the monetary compensation will not be established until 2001. The employment agreements also provide for severance benefits and other employment benefits. The initial term of employment is from December 14, 1999 through January 1, 2002. When the initial term expires, the agreements will be automatically extended for six month periods unless the officer or the Company provides notice of intention not to renew at least thirty days prior to the expiration of the current or any extension term.

Liquor license purchase:

  On December 20, 1999, the Company entered into an agreement to purchase for $162,500, an on-site liquor license in Sioux Falls, South Dakota. A $10,000 deposit was paid on December 20, 1999 and the remaining $152,500 is payable at closing. On February 9, 2000, the Company borrowed $152,500 from New Brighton Ventures, Inc. under the terms described in Note 3. The proceeds were placed into escrow to fulfill the remaining obligation under the agreement.

Site development:

  The Company has signed a letter of intent for the development of a restaurant site in Sioux Falls, South Dakota. The development and lease of this site will begin when the Company and the developer secure the necessary permits and licenses.

8. Common stock warrants:

    As part of the sale of common stock in 1997 and 1998, the Company sold to the underwriter, for $50, a stock purchase warrant for the purchase of 111,950 shares of common stock at $1 per share. The warrant expires in February 2003.

    The Company has issued a warrant to Brewing Ventures LLC to purchase 1,000,000 shares of common stock at an exercise price of $0.75 per share. The warrant expires in August 2007. The warrant shall vest and become exercisable as follows:

  (1)
  at the rate of 200,000 shares upon the establishment and opening of the Company's first store, and 200,000 shares upon the establishment and opening of each store thereafter (up to a total of three new stores, or 600,000 shares); and

  (2)
  in full, either upon the effective date of an initial public offering of the Company's debt or equity securities or in the event of a sale or merger of the Company.

    On December 1, 1999, the Company entered into an agreement with Brewing Ventures LLC pursuant to which Brewing Ventures LLC would exercise in full its warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.75 per share, by tendering to the Company as the exercise price, in lieu of a cash payment, 187,500 shares of common stock owned by Brewing Ventures LLC. The tendered shares will be canceled and will become a part of the Company's authorized, unissued shares. The exercise of the warrant as described above is contingent upon the registration statement covering the Company's initial public offering becoming effective prior to 2001.

    As part of the agreement for leasing the initial restaurant, the lessor was issued warrants to purchase 45,000 shares of common stock exercisable at $1.25 per share during the initial three years of the lease term. The warrants expire June 27, 2002.

9. Stock option plans:

    In July 1997, the Company adopted the Founders Food & Firkins Ltd. 1997 Stock Option Plan for employees and non-employees, including consultants to the Company, to purchase up to a maximum of 400,000 shares of the Company's common stock. Options will be granted at 100% of fair market value, or in the case of incentive stock options granted to employees owning more than ten percent of the Company's outstanding voting stock, at 110% of fair market value. Options are exercisable for no more than ten years from the date of the option, or five years in the case of incentive options granted to employees owning more than 10% percent of outstanding stock.

    In addition, the Company has reserved 250,000 shares of common stock for issuance under the 1997 Director Stock Option Plan. Under this plan, as modified, the Company will automatically grant an option to each outside director on the date such person becomes a director for the purchase of 15,000 shares of common stock and thereafter on each successive anniversary of the grant of the first option for the purchase of 15,000 shares. Each option will be exercisable for five years from the date of the option. Options will be granted at fair market value.

    A summary of the status of the Company's stock options are presented in the table below:

	Shares	Weighted average extended price	Price range	Options available for future grant	Weighted average remaining life
Outstanding, January 1, 1998	10,000	$1.00	$1.00	640,000	4.6

Granted	5,000	$1.00	$1.00

Outstanding, December 31, 1998	15,000	$1.00	$1.00	635,000	4.0

Granted	75,000	$3.82	$1.25 - $4.00

Outstanding, December 26, 1999	90,000	$3.34	$1.00 - $4.00	560,000	4.6

Outstanding, March 26, 2000	90,000	$3.34	$1.00 - $4.00	560,000	4.3

Exercisable, March 26, 2000	15,000	$1.00	$1.00

    The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for options issued to employees under the Plans when the exercise price of the options granted are at least equal to the fair value of the common stock on the date of grant. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per common share would have been increased to the following pro forma amounts for:

Year ended December 26, 1999
Net loss:
As reported	$(316,306)
Pro forma	$(387,718)
Net loss per common share, basic and diluted:
As reported	$(.16)
Pro forma	$(.20)

    The fair value of each option grant for the pro forma disclosure required by SFAS No. 123 is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions and the results for the grants:

1999
Dividend yield	None
Expected volatility	None
Expected life of option	10 years
Risk-free interest rate	6%

10. Preferred stock:

    The Company is authorized to issue 10,000,000 shares of preferred stock at $0.01 par value.

[INSIDE BACK COVER—PHOTOS OF FOOD AND BEVERAGE SELECTIONS AND EXTERIOR VIEW OF ST. CLOUD LOCATION]

1,000,000 Units

FOUNDERS FOOD & FIRKINS LTD.

Each Unit Consisting of
One Share of
Common Stock
and
One Redeemable
Class A Warrant

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PROSPECTUS

    Until July 1, 2000 (25 days after the date of the prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT